2007 Annual Report



STAGE STORES

BEALLS • PALAIS ROYAL • PEEBLES • STAGE



our niche, our strength. Stage Stores distinctive retailing concept of bringing nationally recognized brand name and private label apparel, accessories, cosmetics, and footwear to small towns has positioned us as the nation's leading small market retailer. We have built a strong foundation for long-term growth, with core strengths in the competencies that matter most in our industry. Fueled by the dedication of over 14,000 employees, our unwavering commitment remains...to provide our customers with exceptional service, exciting merchandise selections, and outstanding value in conveniently located, easy-to-shop locations.

to our stockholders

Overall, fiscal 2007 was a tremendously challenging year. The issues facing retailers throughout the year were well chronicled, and included an economically stressed consumer, unseasonable weather patterns, and a general lack of must-have apparel items, particularly in the misses sportswear area. Based on the soft trend in sales that we saw developing during the first half of the year, we adopted a more conservative view of sales for the back half of the year, and built our inventory and expense plans in sync with our more conservative view of business. Although we fell short of our original sales and earnings goals for the year, as a result of our prudent and disciplined management of our inventory levels, merchandise receipt flows, and operating expenses, coupled with the beneficial impact of our stock repurchase activities, we were able to produce diluted earnings per share that were essentially flat with last year.

In detail, our total sales for the 52 week 2007 fiscal year were $1,545.6 million vs. $1,550.2 million for the 53 week 2006 fiscal year. Sales during last year's fifty-third week totaled $21.4 million, so on a 52 week-to-52 week basis, our sales were up over last year by $16.8 million, or 1.1%. Comparable store sales for the fiscal year (52 weeks vs. the first 52 weeks last year) decreased 1.1% vs. an increase of 3.5% for the prior year. Our small markets, which we define as having populations of less than 50,000 people within a 10 mile radius of the store, achieved a comp increase of 0.5% and were our best performing markets during the year. Small markets now comprise 69% of our store base, and they will continue to be the focus of our new store expansion plans. Net income for the 2007 fiscal year was $53.1 million, or $1.24 per diluted share, compared to $55.3 million, or $1.25 per diluted share, for 2006. This year's results include a non-comparable income item of $0.04 per diluted share recorded in the first quarter.

Our financial position remained strong, with a clean year-end balance sheet, strong cash flows, and ample liquidity. We generated close to $125 million in cash flow from operations, we had no significant short or long term debt, and we had excess availability of $137 million under our revolving credit facility. Despite the difficult macroeconomic environment, we ended the year with our inventories at appropriate levels, thanks to our tight inventory management practices. Our inventories totaled $342.6 million this year vs. $332.8 million last year. The year-over-year increase of $9.8 million is due to the fact that we had 39 more stores in operation at the end of this year than at the end of last year. On an inventory per selling square foot basis, our inventories at year-end were down vs. last year by 3.4%.

From a strategy implementation perspective, we were very pleased with the progress that our company made on its key operating and merchandising initiatives in fiscal 2007. Our ongoing growth initiatives in plus sizes and cosmetics, which included the installation of 38 additional Estée Lauder and 41 additional Clinique counters during the year, proved to be successful, as these categories, along with dresses, produced positive comparable store sales results for the year. With regard to new store activities, during the year we opened 47 new stores and entered the states of Wisconsin and Utah, our 34th and 35th states. We also relocated 18 stores, expanded 3 stores, and closed 8 stores. For the year, we had a net increase of 39 stores, growing from 655 stores at the beginning of the year to 694 stores at the end of the year, which equates to unit growth of 6.0%. In conjunction with the expansion of our store base, we added approximately 800,000 selling square feet, growing from 12.1 to 12.9 million selling square feet, which was a 6.6% increase.



We continued to climb the learning curve of our new SAS/MarketMax merchandising planning system, and we successfully created our by-month spring 2008 merchandise plans for receipts, inventory, and turnover at the store level. This approach will aid us in the improvement of our receipt flow, inventory freshness, and inventory levels by store throughout the spring season. We remained on track to bring our third distribution center, located in Jeffersonville, Ohio, on-line in mid-2008, which will increase our distribution capacity to over 1,100 stores once this facility becomes operational. Lastly, we spent approximately $112 million during the year buying back 6.2 million shares of our common stock.

I want to thank our 14,000 Stage Stores associates whose hard work, diligence, and dedication made all of these accomplishments possible during 2007. Our merchants, planners, allocators and distribution center associates did an outstanding job in managing our merchandise receipt flows and inventory levels. Our sales promotion and advertising associates created an exciting and responsive promotional event calendar. Our store associates provided exceptional customer service, and our sales support associates gave an invaluable effort while controlling expenses. Without this total team effort, we would not have been able to accomplish all that we did this year.

Looking ahead, we do not expect the currently tough economic conditions to improve significantly in the near term, and accordingly, we have taken a conservative view in developing our sales and earnings estimates for fiscal 2008. However, we still believe that we can achieve increases during the year in both our total sales and diluted earnings per share, driven by disciplined inventory management, tight expense controls, combined with our new store growth plans, and the beneficial impact of our stock repurchase activities. Our priorities during fiscal 2008 include keeping a tight reign on our inventory levels and operating expenses, successfully executing our new store opening program, which calls for the opening of approximately 70 new stores, combined with our ongoing growth initiatives in merchandising and marketing, and opening our third distribution center. All of these activities and accomplishments will strengthen our position as "the store of choice" in small town America.

Everyone at Stage Stores firmly believes that Stage is a great company, and one that is poised for growth for many years to come. We have a unique business model and niche, combined with a solid balance sheet, strong cash flows, and the right strategies and initiatives in place to further strengthen our business and to build upon the years of positive relations that we have with our loyal Stage customers. We thank you for your support, and we all pledge our continued commitment to be good stewards of your investment in our company.

Sincerely,

Jim Scarborough
Chairman and Chief Executive Officer

dollars in millions, except per share data	2007	2006	% increase
net sales	$1,545.6	$1,550.2	(0.3)%
earnings before interest and taxes	$ 89.8	$ 92.8	(3.2)%
net income	$ 53.1	$ 55.3	(4.0)%
earnings per share (diluted)	$ 1.24	$ 1.25	(0.8)%

net sales
dollars in millions


$1,600
1,200
800
400
0
03 04 05 06 07

net income
dollars in millions


$60
50
40
30
20
10
0
03 04 05 06 07

earnings per share
diluted


1.20
1.00
0.80
0.60
0.40
0.20
0
03 04 05 06 07

store count


700
600
500
400
300
200
100
0
03 04 05 06 07





We provide branded apparel for the entire family. Offering a well-edited selection within distinct merchandise categories allows us to better serve our markets.


Women's/Juniors' 39%
Men's/Young Men's 19%
Children's 12%
Footwear 12%
Accessories 8%
Cosmetics 6%
Home & Gifts 4%

Sales Distribution by Category


NINE WEST
SINCE 1978

brands, our best asset. We are dedicated to offering our customers exactly what they are looking for...an ever-expanding selection of nationally branded, quality-made family apparel, accessories, cosmetics, and footwear. From Izod to Nike, Estée Lauder to Levi's, we bring the names they love to where they live, work, and play. We know that our customers, residing mainly in under-served and less competitive small markets across the country, are both brand savvy and fashion conscious. They want access to the very same nationally branded family apparel that can be found in big cities. But with today's high gasoline prices, they don't want to drive 30+ miles to shop. By filling the unique niche of "bringing big brands to small markets," we satisfy our customers' clothing needs and aspirations. This is why, more than ever, Stage Stores is relevant in America's small towns and communities.


senior discount days
customer loyalty program
convenient locations
great value & selections
outstanding customer service
building customer satisfaction

satisfying customers, our primary focus. In addition to providing our customers with a broad and ever-expanding assortment of preferred brands in the styles, colors, fabrics, and sizes that they are looking for, we also staff our stores with well-trained, attentive, and knowledgeable sales associates whose main objective is to offer our customers exceptional service every time they shop with us. We strengthen our bond with our customers through our VIP program, rewarding our best and most loyal private label credit card users with an increasing array of benefits throughout the year. Plus, we offer a designated discount day, the first Tuesday of every month, for our customers age 50 and over. By providing a winning combination of great merchandise selections, outstanding customer service, moderate prices, and conveniently located, easy-to-shop locations, we have established our stores as the preferred destination for branded family apparel in small town America.





Jacksonville, TX-600 stores

South Hills, VA-240 stores

3 distribution centers supporting 1,100+ stores

Jeffersonville, OH-310 stores *(opening mid-2008)*

distributing success, our key initiative.

Inventory is the lifeblood of any retailer. One of our hallmarks and important competitive advantages is our ability to replenish our stores on a daily basis through our two state-of-the-art distribution centers. This ensures that our stores have fresh, fashion-current merchandise assortments, which helps us maximize our sales potential. Our distribution centers in Jacksonville, Texas and South Hill, Virginia have a combined servicing capacity of approximately 840 stores. To support our planned unit and geographic expansion, we will open a third distribution center, located in Jeffersonville, Ohio, in mid-2008. When operational, this new distribution center will be able to service 310 stores, bringing our total servicing capacity to over 1,100 stores. All three of our distribution centers will utilize the same warehouse management system, which allows us to configure our store delivery network for maximum efficiency, and keeps our delivery costs to a minimum...all key components of success.


40+
0
55+
5
300+
158
175+
147
100+
33
375+
351
projected store count by 2013
current store count

growth, our greatest goal. New store growth is a critical component of our overall growth strategy and we are fully committed to the expansion of our store base across the country. We have already identified over 400 under-served small markets that meet our demographic and competitive criteria. We plan to capitalize on these opportunities during the next 6–7 years as space becomes available, with 70 stores slated to open in 2008. These small markets should provide us with tremendous potential, as we are often the only retailer within 30 miles of our store that offers nationally branded apparel. Utilizing this strategic framework, we successfully opened 108 new stores in 2006, and then opened an additional 47 new stores in 2007. Based on our store opening track record, we are highly confident that we can reach our goal...to grow our store count nationwide from 694 stores at the end of 2007 to approximately 1,100 stores by the end of 2013.


DAISY
MARC JACOBS



STAGE STORES

BEALLS • PALAIS ROYAL • PEEBLES • STAGE

form 10-k

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File No. 1-14035

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

NEVADA (State or other jurisdiction of incorporation or organization)	**91-1826900** (I.R.S. Employer Identification No.)
10201 MAIN STREET, HOUSTON, TEXAS (Address of principal executive offices)	**77025** (Zip Code)

Registrant's telephone number, including area code: **(800) 579-2302**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.01 par value)	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

As of August 4, 2007 (the last business day of the registrant's most recently completed second quarter), the aggregate market value of the voting common stock of the registrant held by non-affiliates of the registrant was $677,564,272 (based upon the closing price of the registrant's common stock as reported by the New York Stock Exchange on August 3, 2007).

As of March 25, 2008, there were 38,206,467 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the registrant's Annual Meeting of Shareholders to be held on June 5, 2008, which will be filed within 120 days of the end of the registrant's fiscal year ended February 2, 2008 (the "Proxy Statement"), are incorporated by reference into Part III of this Form 10-K to the extent described therein.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

References to a particular year are to Stage Stores, Inc.'s fiscal year, which is the 52 or 53 week period ending on the Saturday closest to January 31st of the following calendar year. For example, a reference to "2005" is a reference to the fiscal year ended January 28, 2006, "2006" is a reference to the fiscal year ended February 3, 2007, "2007" is a reference to the fiscal year ended February 2, 2008, and a reference to "2008" is a reference to the fiscal year ending January 31, 2009. 2005 and 2007 consisted of 52 weeks, 2006 consisted of 53 weeks and 2008 will consist of 52 weeks.

PART I

ITEM 1. BUSINESS

Overview

Stage Stores, Inc. (the "Company" or "Stage Stores") is a Houston, Texas-based regional, specialty department store retailer offering moderately priced, nationally recognized brand name and private label apparel, accessories, cosmetics and footwear for the entire family. As of February 2, 2008, the Company operated 694 stores located in 35 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. With an average store size of approximately 18,600 selling square feet, the Company's principal focus is on consumers in small and mid-size markets which the Company believes are under-served and less competitive. Utilizing a ten-mile radius from each store, approximately 69% of the Company's stores are located in small towns and market areas with populations below 50,000 people, while an additional 18% of the Company's stores are located in mid-sized communities and market areas with populations between 50,000 and 150,000 people. The remaining 13% of the Company's stores are located in metropolitan areas, such as Houston and San Antonio, Texas. The Company believes that it is able to differentiate itself from the competition in the small and mid-size communities in which it operates by offering consumers access to basic as well as fashionable, brand name merchandise not typically carried by other retailers in the same market area. In the highly competitive metropolitan markets in which it operates, the Company competes against other national department store chains, which similarly offer moderately priced, brand name and private label merchandise. As a way of differentiating itself from the competition in these larger metropolitan markets, the Company offers consumers a high level of customer service in convenient locations.

Website Access to Reports

The Company makes available, free of charge, through its website, among other things, corporate governance documents, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission ("SEC"). They can be obtained by accessing the Company's website at www.stagestores.com, clicking on "Investor Relations," then "SEC filings," then the report to be obtained. Information contained on the Company's website is not part of this Annual Report on Form 10-K.

History

The Company was formed in 1988 when the management of Palais Royal, together with several venture capital firms, acquired the family-owned Bealls and Palais Royal chains, both of which were originally founded in the 1920's. At the time of the acquisition, Palais Royal operated primarily larger stores, which were located in and around the Houston metropolitan area, while Bealls operated primarily smaller stores, which were principally located in rural Texas towns. Over the next five years, the Company concentrated on integrating the two businesses, identifying their respective strengths and developing and refining its growth strategy. During this period, the Company developed a growth strategy that was focused on expanding the Company's presence in small markets across the country through new store openings and strategic acquisitions.

On November 4, 2003, the Company acquired Peebles Inc. ("Peebles"), which at the time was a privately held, similarly focused retail company headquartered in South Hill, Virginia (the "Peebles Acquisition"), which then operated 136 stores in seventeen Mid-Atlantic, Southeastern and Midwestern states under the Peebles name. In order to maximize the potential of the Peebles Acquisition, the Company has maintained what it believes is the highly recognizable Peebles name on the stores. With the addition of Peebles, the Company believes that it has strengthened its position as one of the leading retailers of branded family apparel in small town America. The Company further believes that the Peebles Acquisition created new opportunities for unit growth and geographical expansion and improved its competitive position.

On February 27, 2006, the Company acquired privately held B.C. Moore & Sons, Incorporated ("B.C. Moore") which then operated 78 retail locations located in small markets throughout Alabama, Georgia, North Carolina and South Carolina (the "B.C. Moore Acquisition", and collectively with the Peebles Acquisition, the "Acquisitions"). Following the acquisition, the Company converted 69 of the acquired stores to its Peebles name and format in 2006. The remaining nine non-converted locations were closed. The B.C. Moore Acquisition expands the Company's position in the Southeastern United States, and is consistent with its corporate strategy of increasing the concentration of its store base into smaller markets.

Operations

Stores. As of February 2, 2008, the Company operated 694 stores located in 35 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. While the Company's stores are operated under four names, the Company operates the vast majority of its stores under one concept and one strategy. Utilizing a ten mile radius from each store, approximately 69% of the Company's stores are located in small towns and communities with populations below 50,000 people, while an additional 18% of the Company's stores are located in mid-sized communities with populations between 50,000 and 150,000 people. The remaining 13% of the Company's stores are located in metropolitan areas, such as Houston and San Antonio, Texas.

In targeting small and mid-size markets, the Company has developed a store format which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. With an average store size of approximately 18,600 selling square feet, approximately 80% of the Company's stores are located in strip shopping centers in which they are typically one of the anchor stores. An additional 14% of the Company's stores are located in local or regional shopping malls, while the remaining 6% are located in either free standing or downtown buildings. The Company attempts to locate its stores by, or in the vicinity of, other tenants that it believes will help attract additional foot traffic to the area, such as grocery stores, drug stores or major discount stores such as Wal-Mart.

The Company's typical interior store layouts and visual merchandising displays are designed to create a friendly, modern department store environment. The Company's carefully edited assortment of merchandise is divided into distinct departments within each store which are clearly marked and easy to navigate as a result of the Company's standard "racetrack" configuration. In this configuration, the various merchandise departments are situated throughout the store in such a way that a central loop, or "racetrack", is created, which the Company believes helps enhance the customer's shopping experience by providing an open, easy-to-shop interior.

Expansion Strategy. The cornerstone of the Company's growth strategy continues to be to identify locations in small and mid-size markets that meet its demographic and competitive criteria. The Company believes that the long-term potential of its smaller markets is positive and wants to be well positioned in these markets with locations that are convenient to its customers. During 2007, the Company opened a total of 47 organic stores, and entered the states of Utah and Wisconsin.

The number of new stores opened by state in 2007 was as follows:

State	Number of Stores
Arizona	1
Arkansas	1
Colorado	3
Florida	1
Georgia	3
Iowa	1
Kentucky	2
Louisiana	3
Massachusetts	1
Michigan	5
Mississippi	4
New York	4
North Carolina	1
Ohio	1
Pennsylvania	5
Tennessee	4
Texas	3
Utah	1
Virginia	1
West Virginia	1
Wisconsin	1
	47

The Company believes that there are sufficient opportunities in small and mid-size markets to continue with its new store growth into the foreseeable future, and that it is well positioned to capitalize on those opportunities. Beginning in 2008, the Company anticipates opening approximately 70 new stores per year. The actual number of stores opened will be dependent upon the availability of suitable locations and prevailing market and economic conditions.

To support its store growth, in 2005 the Company increased the productivity and processing capacity of its South Hill, Virginia distribution center with the addition of new sortation equipment and a new warehouse management system. The Company is also opening its third distribution center during the second quarter of 2008 in Jeffersonville, Ohio.

Expansion, Relocation and Remodeling. In addition to opening new stores, the Company has continued to invest in the expansion, relocation and remodeling of its existing stores. The Company believes that remodeling keeps its stores looking fresh and up-to-date, which enhances its customers' shopping experience and helps maintain and improve its market share in those market areas. Store remodeling projects can range from updating and improving in-store lighting, fixtures, wall merchandising and signage, to more extensive expansion projects. Relocations are intended to improve the stores' location and help them capitalize on incremental sales potential. During 2007, the Company completed 18 relocations, 3 expansions and 4 remodels of stores and expects to complete 15 relocations, 6 expansions and 10 remodels of stores during 2008.

Store Closures. The Company closed eight locations during 2007. The Company continually reviews the trend of individual store performance and will close a store if the expected store performance does not support the required investment of capital at that location. During 2008, the Company anticipates closing 8 to 10 stores.

Store Operations. For span-of-control purposes, the Company's stores are divided into distinct regions and districts. There are currently seven regions. Within these seven regions, there are currently a total of 49 districts. The number of stores that each District Manager oversees depends on their proximity to each other and generally varies from a low of 11 stores to a high of 19 stores. Each store is managed by a team consisting of a Manager and a number of Assistant Managers, which is dependent on the size of the store. The selling floor staff within each store consists of both full-time and part-time associates, with temporary associates added during peak selling seasons. The Company believes that this structure provides an appropriate level of oversight, management and control over its store operations.

Customer Service. A primary corporate objective is to provide exceptional customer service through conveniently located stores staffed with well-trained and motivated sales associates. In order to ensure consistency of execution, each sales associate is evaluated based on the attainment of specific customer service standards, such as offering prompt and knowledgeable assistance, suggesting complementary items, helping customers open private label credit card accounts and establishing consistent contact with customers to facilitate repeat business. The Company monitors the quality of its service by utilizing "secret shoppers". The results of these customer surveys are shared and discussed with the appropriate sales associates so that excellent service can be recognized and, conversely, counseling can be used if improvements are needed. To further reinforce the Company's focus on customer service, the Company has various programs in place to recognize associates for providing outstanding customer service. The Company further extends its service philosophy through the design of its stores, as discussed above, and in most locations by locating the Store Manager on the selling floor to increase accessibility to customers.

Competitive Advantages. As a result of its small and mid-size market focus, the Company generally faces less competition for its brand name merchandise because consumers in these markets typically are able to shop for branded merchandise only in regional malls, which are typically located more than 30 miles away. In those small and mid-size markets where the Company does compete for brand name apparel sales, competition generally comes from local retailers, small regional chains and to a lesser extent, national department stores. The Company believes it has a competitive advantage over local retailers and small regional chains due to its: (i) broader selection of brand name merchandise, (ii) distinctive retail concept, (iii) economies of scale, (iv) strong vendor relationships and (v) private label credit card program. The Company also believes it has a competitive advantage in small and mid-size markets over national department stores due to its experience with smaller markets. In addition, due to minimal merchandise overlap, the Company generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart. In the highly competitive metropolitan markets in which it operates, the Company competes against other national department store chains, which similarly offer moderately priced, brand name and private label merchandise. As a way of differentiating itself from the competition in these larger markets, the Company offers consumers a high level of customer service in convenient locations. In addition, over the years, the Company has endeavored to nurture customer loyalty and foster name recognition through loyalty and direct marketing programs.

Merchandising Strategy. The Company's merchandising strategy focuses on matching merchandise assortments and offerings with customers' aspirations for fashionable, quality brand name apparel. Further, care is given to avoid duplication and to ensure in-stock position on size and color in all merchandise selections. The Company offers a well edited selection of moderately priced, branded merchandise within distinct merchandise categories, such as women's, men's and children's apparel, as well as accessories, cosmetics and footwear. The merchandise selection ranges from basics, including denim, underwear and foundations, to more upscale and fashionable clothing offerings. Merchandise mix may also vary from store to store to accommodate differing demographic factors. Approximately 85% of sales consist of nationally recognized brands such as Levi Strauss, Nike, Liz Claiborne, Calvin Klein, Chaps, Polo Jeanswear, Estee Lauder, Clinique, Elizabeth Arden, Nautica, K-Swiss, Reebok and New Balance, while the remaining 15% of sales consist of the Company's private label merchandise. The Company's private label portfolio includes twenty-one brands, which are developed and sourced through its membership in Associated Merchandising Corporation and Li-Fung Cooperative Buying Services, as well as through contracts with third party vendors. The Company's private label brands offer quality merchandise and excellent value. The Company's top 100 vendors currently account for approximately 46% of annual sales. Merchandise purchased from Associated Merchandising Corporation represented approximately 7% and 5% of the Company's 2007 and 2006 sales, respectively. The Company's merchandising activities are conducted from its corporate headquarters in Houston, Texas for its Bealls, Palais Royal and Stage locations, and from its South Hill, Virginia administrative offices for its Peebles locations.

In January 2007, the Company announced that it was undertaking certain strategic growth initiatives in its women's plus sizes, footwear and cosmetics areas. The Company believes that these initiatives will lead to increased sales in these categories of business. In its plus sizes business, the Company plans to drive additional growth through further improvement, expansion and enhancement of the merchandise mix and product selection, supported by expanded selling floor space. In its footwear business, the Company plans to grow sales through improved breadth of style and brand selections for family footwear. In its cosmetics business, the Company plans to increase sales through the continued roll-out of desired treatment products from suppliers such as Estee Lauder and Clinique. As a part of its strategic initiatives, the Company is in the final stages of developing a tool which will help it maximize the generation of sales and gross margin per square foot by better allocating selling square footage among its various categories of business.

The following table sets forth the distribution of net sales between the Company's various merchandise categories:

Department	Fiscal Year 2007	2006	2005
Men's/Young Men's	19 %	19 %	19 %
Misses Sportswear	18	17	17
Children's	12	12	12
Footwear	12	12	12
Junior Sportswear	8	9	9
Accessories	8	8	8
Cosmetics	6	6	6
Special Sizes	6	6	6
Dresses	4	4	4
Intimates	3	3	3
Home & Gifts	3	3	3
Outerwear, Swimwear and Other	1	1	1
	100 %	100 %	100 %

Marketing Strategy. The Company's primary target customers are women who are generally 25 and older with annual household incomes of over $45,000, who the Company believes are the primary decision makers for their family's clothing purchases. The Company's broad based marketing strategy is designed to establish brand loyalty, convenience and promotional positioning. The Company uses a multi-media advertising approach, including newspapers, direct mail, radio and television, to position its stores as the local destination for basic and fashionable moderately priced brand name merchandise. In addition, the Company promotes its private label credit card and attempts to create strong customer loyalty through continuous one-on-one communication with its core private label credit card holders. The Company's best private label credit card customers are recognized and rewarded through its VIP credit card program, as discussed below, that creates greater customer retention and promotes increased purchasing activity. In addition to the information gathered from its private label credit card customers, the Company is able to capture data on selected check, debit and other third party credit card customers and incorporate this data into its marketing and merchandising programs. The Company currently captures customer data on approximately 55% of its sales. To complement its marketing efforts, the Company encourages local store involvement in local community activities.

Private Label Credit Card. The Company considers its private label credit card program to be an important component of its retailing concept because it (i) enhances customer loyalty, (ii) allows the Company to identify and regularly contact its best customers and (iii) creates a comprehensive database that enables the Company to implement detailed, segmented marketing and merchandising strategies for each store. Frequent private label credit card users, through the Company's VIP credit card program, enjoy an increasing array of benefits. The Company's most active charge customers are awarded a bronze, silver or gold VIP card based on their level of annual purchases. Depending on their level, holders of these cards receive such benefits as discounted or free gift-wrapping, special promotional discounts and invitations to private "VIP Only" sales. In addition, new holders of the Company's credit card receive a 10% discount the first time they use their new card. To encourage associates to focus on getting customers to open new Company credit card accounts, the Company provides increasing incentive award payments based on the number of new private label credit card accounts activated. The penetration rate for the Company's private label credit card was approximately 32%, 31% and 32% of net sales in 2007, 2006 and 2005, respectively.

Merchandise Distribution. The Company currently distributes all merchandise to its stores through its two distribution centers, which are located in Jacksonville, Texas, and South Hill, Virginia. The Company's Jacksonville distribution center has 435,000 square feet of processing area and is capable of servicing 600 stores, and the South Hill distribution center has 162,240 square feet of processing area and is capable of servicing 240 stores.

During 2007, the Company selected Jeffersonville, Ohio as the site for its third distribution center. This third distribution center will have 200,000 square-foot of processing area and will be capable of servicing 310 stores when it begins operations during the second quarter of 2008.

Incoming merchandise received at the distribution centers is inspected for quality control purposes. The Company has formal guidelines for vendors with respect to shipping, receiving and invoicing for merchandise. Vendors that do not comply with the guidelines are charged specified fees depending upon the degree of non-compliance. These fees are intended to be a deterrent to non-compliance, as well as to offset higher costs associated with the processing of such merchandise.

The Company's two existing distribution centers are equipped with modern sortation equipment to support distribution of quantities to meet specific store needs. The same merchandising and warehouse management systems are used at all corporate and distribution center locations which allows support of stores by either distribution center. The configurations of the distribution centers permit daily shipments to stores, with the majority of stores receiving merchandise within one day of shipment from the distribution centers. The Company utilizes a third party contract carrier to deliver merchandise from both of its Jacksonville and South Hill facilities to its stores. The Company plans to implement the same distribution, merchandising, and warehouse management systems at its third distribution center, and will use the same third party contract carrier.

Information Systems. The Company supports its retail concept by using multiple, highly integrated systems in areas such as merchandising, store operations, distribution, sales promotion, personnel management, store design and accounting.

The Company's core merchandising systems assist in planning, ordering, allocating and replenishing merchandise assortments for each store, based on specific characteristics and recent sales trends. The price change management system allows the Company to identify and mark down slow moving merchandise. The replenishment/fulfillment system allows the Company to maintain planned levels of in-stock positions in basic items such as jeans and underwear. In addition, a fully integrated warehouse management system is in place in both the Jacksonville and South Hill distribution centers.

The Company utilizes state-of-the-art point-of-sale systems with bar code scanning, electronic credit authorization, instant credit and gift card processing in its stores. These systems also allow the Company to capture customer specific sales data for use in its merchandising, marketing and loss prevention systems, while quickly servicing its customers. The Company also utilizes an automated store personnel scheduling system that analyzes historical sales trends to schedule sales staff to match customer traffic patterns, thereby minimizing store labor costs.

The Company implemented a new merchandise planning system in mid 2007. This new system produces by store plans based on the individual stores performances and based on attributes assigned to it by the Planning Group. The Company expects the ability to plan receipts and sales by store by class based on a stores individual attributes will enable the Company to allocate merchandise more accurately. The Company expects to experience both sales and profitability gains due to the new functionality. The initial impact and benefits are expected to begin in the first half of 2008.

Employees. At February 2, 2008, the Company employed a total of 14,458 employees broken down as follows:

	Hourly	Salaried	Total
Stores	11,939	1,088	13,027
Administrative offices	213	654	867
Distribution centers	524	40	564
Total	12,676	1,782	14,458

Employee levels will vary during the year as the Company traditionally hires additional employees and increases the hours of part-time employees during peak seasonal selling periods. There are no collective bargaining agreements in effect with respect to any of the Company's employees. The Company believes that it maintains a good relationship with its employees.

Seasonality. The Company's business is seasonal and sales traditionally are lower during the first three quarters of the fiscal year (February through October) and higher during the last quarter of the fiscal year (November through January). The fourth quarter usually accounts for slightly more than 30% of the Company's annual sales, with the other quarters accounting for approximately 22% to 24% each. Working capital requirements fluctuate during the year as well and generally reach their highest levels during the third and fourth quarters.

Trademarks. The Company regards its trademarks and their protection as important to its success. In addition to the Bealls, Palais Royal, Peebles and Stage trademarks, the United States Patent and Trademark Office (the "USPTO") has issued federal registrations to the Company for the following trademarks: Cape Classic, Cape Classic LTD, Casual Options, FB Petite, Graphite, Hannah, Hidden Fantasies, Meherrin River Outfitters, Private Expressions, Signature Studio, Sun River Clothing Co., Sun River Footwear, Rebecca Malone, Specialty Kids, Specialty Girl, Specialty Baby, Whispers, Miss Becky, Croft Classics, Croft's, Pebblebrook and Thomas & Ashemore. The Company has also filed applications with the USPTO seeking federal registrations for the following trademarks: Rebecca Malone Bath & Body and Design, On Stage, Whispers Bath & Body and Mistletoe Mountain.

ITEM 1A. RISK FACTORS

Forward Looking Statements

Certain statements in this Form 10-K contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the ability of the Company and its subsidiary to maintain normal trade terms with vendors, the ability of the Company and its subsidiary to comply with the various covenant requirements contained in the Company's Revolving Credit Facility, the demand for apparel and other factors. The demand for apparel and sales volume can be affected by significant changes in economic conditions, including an economic downturn, employment levels in the Company's markets, consumer confidence, energy and gasoline prices, and other factors influencing discretionary consumer spending. Other factors affecting the demand for apparel and sales volume include unusual weather patterns, an increase in the level of competition in the Company's market areas, competitors' marketing strategies, changes in fashion trends, changes in the average cost of merchandise purchased for resale, availability of product on normal payment terms and the failure to achieve the expected results of the Company's merchandising and marketing plans as well as its store opening plans. The occurrence of any of the above could have a material and adverse impact on the Company's operating results. Most of these factors are difficult to predict accurately and are generally beyond the Company's control. Readers should consider the risks and uncertainties described in connection with any forward-looking statements that may be made in this Form 10-K. Readers should carefully review the Form 10-K in its entirety, including but not limited to the Company's financial statements and the notes thereto and the risks and uncertainties described in this Item 1A. Forward-looking statements contained in this Form 10-K speak only as of the date of this Form 10-K. The Company does not undertake to update its forward-looking statements.

The Company faces the risk of a highly competitive retail apparel industry, which may result in the loss of customers, increased spending on marketing and advertising and reduced revenues. The retail apparel business is highly competitive. Although competition varies widely from market to market, the Company faces the risk of increased competition, particularly in its more highly populated markets from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources. Although the Company offers brands that are not available at certain other retailers, including regional and national department stores, there can be no assurance that existing or new competitors will not carry similar branded merchandise in the future, which could have a material and adverse effect on the Company's business, financial condition and cash flows. The Company also faces competition from internet business, in addition to traditional store-based retailers, which could materially affect its revenue and profitability.

An economic downturn, decline in consumer confidence could negatively impact the Company's business and financial condition. A substantial portion of the Company's operations is located in the South Central, Southwestern and Mid-Atlantic states. In addition, many of the Company's stores are situated in small towns and rural environments that are substantially dependent upon the local economy. The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn, or a decline in consumer confidence, employment levels in the Company's markets, energy and gasoline prices and other factors influencing discretionary consumer spending. An economic downturn or decline in consumer confidence, particularly in the South Central, Southwestern and Mid-Atlantic states and any state (such as Texas or Louisiana) from which the Company derives a significant portion of its net sales, could have a material and adverse effect on the Company's business, financial condition and cash flows, including affecting demand for the Company's products.

The Company's operations could suffer if it does not anticipate and respond to changing customer preferences in a timely manner. The Company's success depends, in part, upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyles and consumer preferences affecting its merchandise, any sustained failure by the Company to identify and respond to such trends could have a material and adverse effect on the Company's business, financial condition and cash flows.

The Company is highly dependent upon cash flows and net earnings generated during the fourth quarter, which includes the majority of the holiday season. The Company's business is seasonal and sales traditionally are lower during the first three quarters of the fiscal year (February through October) and higher during the last quarter of the fiscal year (November through January). The fourth quarter usually accounts for slightly more than 30% of the Company's annual sales, with the other quarters accounting for approximately 22% to 24% each. Working capital requirements fluctuate during the year as well and generally reach their highest levels during the third and fourth quarters.

Unusual weather patterns could negatively impact the Company's financial condition. The Company's business depends, in part, on normal weather patterns across its markets. Any unusual weather patterns in the Company's markets can have a material and adverse impact on the Company's business, financial condition and cash flows.

War, acts of terrorism, public health issues and natural disasters may create uncertainty and may result in reduced revenues. The Company cannot predict, with any degree of certainty, what effect, if any, war, acts of terrorism, public health issues and natural disasters, if any, will have on the Company, its operations, the other risk factors discussed herein and the forward-looking statements made by the Company in this Annual Report on Form 10-K. However, the consequences of these events could have a material and adverse effect on the Company's business, financial condition and cash flows.

Government laws and regulations could adversely impact the Company's business, financial condition and cash flows. The Company, like other businesses, is subject to various federal, state and local government laws and regulations including, but not limited to, tax laws, which may be changed from time to time in response to economic or political conditions. The Company cannot predict whether existing laws or regulations, as currently interpreted or as reinterpreted in the future, or future laws and regulations, could materially and adversely affect the results of its operations, financial condition and cash flows.

The Company cannot guarantee that it will reach its targets for opening new stores or that the new stores, including those opened through acquisition, will operate profitably when opened. The success of the Company's expansion strategy depends upon many factors, including the ability of the Company to obtain suitable sites for new stores at acceptable costs, to hire, train and retain qualified personnel and to integrate new stores into existing information systems and operations. The Company cannot guarantee that it will reach its targets for opening new stores or that such stores, including those opened through acquisition, will operate profitably when opened. If the Company fails to effectively implement its expansion strategy, it could have a material and adverse effect on the Company's business, financial condition and cash flows.

If the Company is not able to obtain merchandise product on normal trade terms, its business, financial condition, and cash flows could be adversely impacted. The Company is highly dependent on obtaining merchandise product on normal trade terms. If the Company does not meet its performance objectives, the Company's key vendors and factors may become more restrictive in granting trade credit by either reducing the Company's credit lines or shortening payment terms. The tightening of credit from the vendor or factor community could have a material adverse impact on the Company's business, financial condition and cash flows.

A catastrophic event affecting any of the Company's buying, distribution or other corporate operations could adversely impact the use of those facilities and could result in reduced revenues and loss of customers. The Company's buying, distribution and other corporate operations are in highly centralized locations. The Company's operations could be materially and adversely affected if a catastrophic event (such as, but not limited to, fire, hurricanes or floods) impacts the use of these facilities. There can be no assurances that the Company would be successful in obtaining alternative servicing facilities in a timely manner if such a catastrophic event should occur. The Company is opening its third distribution center during 2008. The Company's operations could be materially and adversely affected if this distribution center is not successfully integrated into the existing distribution processes.

A disruption of the Company's information technology systems could have a material adverse impact on the Company's business and financial condition. The Company is heavily dependent on its information technology systems for day to day business operations. In addition, as part of the Company's normal course of business, it collects processes and retains sensitive and confidential customer information. Today's information technology risks are largely external and their consequences affect the entire Company. Potential risks include, but are not limited to, the following: (i) an intrusion by a hacker, (ii) the introduction of malware (virus, Trojan, spyware), (iii) hardware failure, (iv) outages due to software defects, and (v) human error. Although the Company runs anti-virus and anti-spyware software and takes other steps to ensure that its information technology systems will not be disabled or otherwise disrupted, there can be no assurances that disruptions will not occur. The consequences of a disruption, depending on the severity, could have a material adverse affect on the Company's business and financial condition and could expose the Company to civil, regulatory and industry actions and possible judgments, fees and fines. In addition, any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information could severely damage the Company's reputation, expose it to the risks of legal proceedings, disrupt its operations and otherwise adversely affect the Company's business and financial condition. While the Company has taken significant steps to protect customer and confidential information, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of customer transaction processing capabilities and personal data. If any such compromise of the Company's information security were to occur, it could have a material adverse effect on the Company's reputation, business, operating results, financial condition and cash flows.

Covenants in the Company's Revolving Credit Facility agreement may impose operating restrictions, impede or adversely affect the Company's ability to pay dividends or repurchase common shares and raise capital through the sale of stock and other securities. The Company's Revolving Credit Facility agreement contains covenants which, among other things, restrict (i) the amount of additional debt or capital lease obligations, (ii) the amount of capital expenditures, payment of dividends and repurchase of common stock under certain circumstances and (iii) related party transactions. In addition, any material or adverse developments affecting the business of the Company could significantly limit its ability to meet its obligations as they become due or to comply with the various covenant requirements contained in the Company's Revolving Credit Facility agreement.

If the Company's trademarks are successfully challenged, the outcome of those disputes could require the Company to abandon one or more of its trademarks. The Company regards its trademarks and their protection as important to its success. However, the Company cannot be sure that any trademark held by it will give it a competitive advantage or will not be challenged by third parties. Although the Company intends to vigorously protect its trademarks, the cost of litigation to uphold the validity and prevent infringement of trademarks can be substantial and the outcome of those disputes could require the Company to abandon one or more of its trademarks.

A work slowdown, stoppage or other disruption by employees of carriers, shippers and other providers of merchandise transportation services could have a material adverse effect on the Company's business and financial condition. The Company's vendors rely on shippers, carriers and other providers of merchandise transportation services (collectively "Transportation Providers") to deliver merchandise from their manufacturers, both in the United States and abroad, to the vendors' distribution centers in the United States. The Company's vendors and the Company also rely on Transportation Providers to transport merchandise from the vendors' distribution centers to the Company's distribution centers. The Company also relies on Transportation Providers to transport merchandise from its distribution centers to its stores. However, if work slowdowns, stoppages or other disruptions affect the transportation of merchandise between the vendors and their manufacturers, especially those manufacturers outside the United States, or between the vendors and the Company, the Company's business, financial condition and cash flows could be adversely affected.

Any devaluation of the Mexican peso, or imposition of restrictions on the access of citizens of Mexico to the Company's stores, could adversely impact the Company's business and financial condition. Approximately 3% of the Company's stores are located in cities that either border Mexico or that the Company considers to be in close proximity to Mexico. The Company estimates that approximately 7% of its 2007 sales were derived from these stores. While purchases in these stores are made in United States dollars, a devaluation of the Mexican peso could negatively affect the exchange rate between the peso and the dollar, which would result in reduced purchasing power on the part of the Company's customers who are citizens of Mexico. In that event, revenues attributable to these stores could be reduced. In addition, due to global uncertainties, including threats or acts of terrorism, it is possible that tighter restrictions may be imposed by the Federal government on the ability of citizens of Mexico to cross the border into the United States. In that case, revenues attributable to the Company's stores regularly frequented by citizens of Mexico could be reduced.

Results of operations could deteriorate if the Company fails to attract, develop, and retain qualified employees. The Company's performance is dependent on attracting and retaining a large and growing number of employees. The Company believes that its competitive advantage is providing well-trained and motivated sales associates in order to provide customers exceptional customer service. The Company's success depends in part upon it's ability to attract, develop, and retain a sufficient number of qualified associates, including store, service, and administrative personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters and merchandising offices for the Stage, Bealls and Palais Royal stores are located in a leased 130,000 square foot building in Houston, Texas, while it owns the 28,000 square foot Peebles office building housing the merchandising offices for the Peebles stores located in South Hill, Virginia. The Company also owns its distribution centers in Jacksonville, Texas and South Hill, Virginia, and leases the facility that is being prepared for its third distribution center in Jeffersonville, Ohio.

At February 2, 2008, the Company operated 694 stores, located in 35 states, as follows:

State	Number of Stores
Alabama	21
Arizona	8
Arkansas	19
Colorado	5
Connecticut	1
Delaware	3
Florida	3
Georgia	31
Illinois	2
Indiana	7
Iowa	2
Kansas	6
Kentucky	18
Louisiana	52
Maryland	7
Massachusetts	2
Michigan	9
Mississippi	18
Missouri	13
New Hampshire	1
New Jersey	6
New Mexico	19
New York	12
North Carolina	25
Ohio	21
Oklahoma	33
Pennsylvania	24
South Carolina	26
Tennessee	23
Texas	228
Utah	1
Vermont	4
Virginia	34
West Virginia	9
Wisconsin	1
Total	694

Stores range in size from approximately 5,100 to 54,300 selling square feet, with the average being approximately 18,600 selling square feet. The Company's stores, of which all but three are leased, are primarily located in strip shopping centers. The majority of leases, which are typically for a 10 year term often with renewals of five years each, provide for a base rent plus payments for expenses incurred by the landlord, such as common area maintenance and insurance. Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and its subsidiary are involved in various legal proceedings arising in the ordinary course of their business. Management does not believe that any pending legal proceedings, either individually or in the aggregate, are material to the financial position, results of operations or cash flows of the Company or its subsidiary.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended February 2, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Prior to March 16, 2006, the principal market for the Company's common stock was the NASDAQ National Market, where it traded under the symbol "STGS." On March 16, 2006, the Company began trading on the New York Stock Exchange under the symbol "SSI." The following table sets forth the high and low sales prices per share of the Company's common stock for each quarter in 2007 and 2006 as reported on the NASDAQ National Market prior to March 16, 2006 and the New York Stock Exchange since that date:

	Common Stock Market Price	
2007	High	Low
First Quarter	$ 24.24	$ 20.15
Second Quarter	22.00	16.18
Third Quarter	19.96	15.27
Fourth Quarter	17.93	9.90
2006 *		
First Quarter	$ 20.73	$ 18.14
Second Quarter	22.54	19.10
Third Quarter	22.42	17.06
Fourth Quarter	23.36	19.75

* Stock prices are restated to reflect the impact of the Company's 3-for-2 stock split which was paid in the form of a stock dividend on January 31, 2007.

Holders

As of March 25, 2008, there were 518 holders of record of the Company's common stock.

Dividends

The Company initiated a quarterly cash dividend of $0.017 per share during the third quarter of 2005 and during the second quarter of 2006 the Company increased its quarterly cash dividend to $0.033 per share. The quarterly cash dividend was further increased to $0.05 per share in the first quarter of 2007. Dividend payments during 2007 totaled $8.4 million. On February 29, 2008, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company's common stock, which was paid on March 26, 2008 to shareholders of record on March 11, 2008. While the Company expects to continue payment of quarterly cash dividends, the declaration and payment of future dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations and financial condition, as well as meeting certain criteria under its Revolving Credit Facility (as defined in "Liquidity and Capital Resources") and other factors deemed relevant by the Board.

Stock Price Performance Graph

The annual changes for the period shown in the following graph are based on the assumption that $100 had been invested in Stage Stores stock, the S&P 500 Stock Index and the S&P 500 Retail Index on January 31, 2003 and that all quarterly dividends were reinvested at the average of the closing prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on February 1, 2008 (the last trading date in fiscal 2007). The calculations exclude trading commissions and taxes.



$300
$250
$200
$150
$100
$50
$0
1/31/2003
1/30/2004
1/28/2005
1/27/2006
2/2/2007
2/1/2008
Stage Stores, Inc.
S&P 500 Index
S&P 500 Retail Index

Date	Stage Stores, Inc.	S&P 500 Index	S&P 500 Retail Index
1/31/2003	$100.00	$100.00	$100.00
1/30/2004	$178.51	$132.19	$148.35
1/28/2005	$213.28	$136.89	$169.05
1/27/2006	$246.55	$150.02	$182.31
2/2/2007	$277.97	$169.26	$207.77
2/1/2008	$161.01	$163.07	$167.80

Stock Repurchase Program

The Company's Board of Directors has approved various stock repurchase programs, all of which have been completed. The stock repurchase programs permitted the Company to repurchase its outstanding common stock from time to time in the open market or through privately negotiated transactions including, but not limited to, accelerated share repurchases, as deemed appropriate by the Company. The Board has also granted the Company the authority to repurchase additional amounts of its outstanding common stock using available proceeds from the exercise of stock options as well as the tax benefits that will accrue to the Company from the exercise of stock options, stock appreciation rights ("SARs") and other equity grants. At February 2, 2008, approximately $1.5 million was available to the Company for stock repurchases with proceeds and tax benefits from the exercise of its equity grants. The following is a summary of repurchase activity completed under the various repurchase programs through February 2, 2008 (in thousands):

Stock Repurchase Programs	Date Approved	Date Completed	Amount	Shares Repurchased (1)
2002 Stock Repurchase Programs	July 29, 2002 & September 19, 2002	February 1, 2003	$ 25,000	2,586
2003 Stock Repurchase Program	October 1, 2003	May 25, 2004	50,000	3,116
2005 Stock Repurchase Program	July 5, 2005	October 29, 2005	30,000	1,686
2007 Stock Repurchase Programs	January 5, 2007 & November 19, 2007	January 9, 2008	100,000	6,199
			205,000	13,587
Stock repurchases using proceeds from the exercise of employee stock options			72,209	3,320
		Total	$ 277,209	16,907

(1) Shares repurchased are restated to reflect the impact of the 3-for-2 stock splits on August 19, 2005 and January 31, 2007.

The following table is a summary of repurchase activity during the fourth quarter of 2007:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
November 4, 2007 to December 1, 2007	472,504	$ 17.02	472,504	$ 41,956,560
December 2, 2007 to January 5, 2008	2,441,550	$ 15.66	2,441,550	$ 3,717,051
January 6, 2008 to February 2, 2008	301,500	$ 12.33	301,500	$ 812
Total	3,215,554	$ 15.55	3,215,554	

ITEM 6. SELECTED FINANCIAL DATA

The following sets forth selected consolidated financial data for the periods indicated. The selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements included herein. All amounts are stated in thousands, except for per share data and number of stores.

	Fiscal Year				
	2003 (1)	2004	2005	2006 (1)(2)	2007
Statement of operations data:					
Net sales	$ 972,212	$ 1,243,851	$ 1,344,100	$ 1,550,180	$ 1,545,606
Cost of sales and related buying, occupancy and distribution expenses	694,055	884,291	952,680	1,096,693	1,100,892
Gross profit	278,157	359,560	391,420	453,487	444,714
Selling, general and administrative expenses	200,713	274,265	296,543	352,870	350,248
Store opening costs	3,068	2,172	3,210	7,825	4,678
Interest, net	2,509	2,515	2,958	5,011	4,792
Gain on sale of private label credit card portfolio, net	(12,218)	-	-	-	-
Income before income tax expense	84,085	80,608	88,709	87,781	84,996
Income tax expense	30,691	29,220	32,822	32,479	31,916
Net income	$ 53,394	$ 51,388	$ 55,887	$ 55,302	$ 53,080
Basic earnings per common share (3)	$ 1.25	$ 1.25	$ 1.38	$ 1.33	$ 1.27
Basic weighted average common shares (3) outstanding	42,757	41,136	40,569	41,559	41,764
Diluted earnings per common share (3)	$ 1.18	$ 1.15	$ 1.27	$ 1.25	$ 1.24
Diluted weighted average common shares (3) outstanding	45,413	44,763	44,040	44,111	42,720
Margin and other data:					
Gross profit margin (4)	28.6%	28.9%	29.1%	29.3%	28.8%
Selling, general and administrative expense rate (5)	20.6%	22.0%	22.1%	22.8%	22.7%
Capital expenditures	$ 46,432	$ 47,890	$ 75,168	$ 71,914	$ 95,311
Construction allowances from landlords	9,488	3,104	13,302	8,946	18,765
Stock repurchases	7,666	61,701	48,687	21,579	112,597
Proceeds from exercise of stock options and warrants, including tax benefit	10,393	20,437	15,498	45,359	9,528
Cash dividends per share	-	-	0.03	0.12	0.20
Store data:					
Comparable store sales growth (6)	(4.1%)	2.5%	5.4%	3.5% (2)	(1.1%)
Store openings	170 (7)	22	36	108 (8)	47
Store closings	6	11	15	3	8
Number of stores open at end of period	518	529	550	655	694
Total selling area square footage at end of period	9,914	10,001	10,377	12,124	12,929

	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
Balance sheet data (at end of period)					
Working capital	$ 230,538	$ 225,161	$ 222,510	$ 253,668	$ 236,038
Total assets	669,091	686,999	731,653	824,986	871,490
Debt obligations	13,119	3,178	3,053	16,614	100,594
Stockholders' equity	470,338	481,273	501,832	571,408	520,846

(1) The financial results of Peebles and B.C. Moore have been included in the Company's consolidated financial statements from November 2, 2003 and February 26, 2006, respectively, the effective dates of the Acquisitions for accounting purposes.

(2) Fiscal year 2006 includes 53 weeks. Comparable store sales growth for 2006 has been determined based on a comparable 52 week period.

(3) The share and per share information for all periods presented have been restated to reflect the 3-for-2 stock splits which were paid in the form of a stock dividend on August 19, 2005 and January 31, 2007.

(4) Depreciation expense associated with store locations, information systems and the distribution centers are included as a component of cost of sales. Depreciation expense included in cost of sales as a rate of sales was 1.5%, 2.1%, 2.1%, 2.2% and 2.5% in the years 2003, 2004, 2005, 2006 and 2007, respectively. The increase in depreciation expense over this period as a rate of sales is the result of the (i) Peebles Acquisition on November 4, 2003 with the associated increase in depreciable assets, (ii) B.C. Moore Acquisition on February 27, 2006 with the associated increase in depreciable assets, (iii) capital expenditures since the Company's emergence from bankruptcy in 2001 and (iv) the relatively low depreciation basis of fixed assets associated with the stores which were open at the time of emergence from bankruptcy in 2001 due to the application of fresh-start reporting.

(5) Selling, general and administrative expenses ("SG&A") in fiscal year 2003 included, as an offset to selling, general and administrative expenses, the net income contribution from the Stage private label credit card portfolio prior to its sale on September 12, 2003, which included service charge and late fee income, operating expenses incurred by the Company in origination of credit, customer service and collection activities, interest expense on securitization facility borrowings and certain other items (collectively "Net Credit Income"). Net Credit Income in fiscal year 2003 was 1.4% of sales.

(6) Comparable store sales growth is based on sales growth for those stores which have been opened at least fourteen months prior to the reporting period. These results do not include comparable store performance of stores acquired in the Acquisitions prior to the date of the Acquisitions.

(7) Includes 136 stores acquired in the Peebles Acquisition.

(8) Includes 69 stores acquired in the B.C. Moore Acquisition that were converted to Peebles stores.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Stage Stores is a Houston, Texas-based regional, specialty department store retailer offering moderately priced, nationally recognized brand name and private label apparel, accessories, cosmetics and footwear for the entire family. As of February 2, 2008, the Company operated 694 stores located in 35 states under the Stage, Bealls and Palais Royal names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. The Company's principal focus is on consumers in small and mid-size markets which the Company believes are under-served and less competitive. The Company believes that it is able to differentiate itself from the competition in the small and mid-size markets in which it operates by offering consumers access to basic as well as fashionable brand name merchandise not typically carried by other retailers in the same market area. In the highly competitive metropolitan markets in which it operates, the Company competes against national department store chains, which similarly offer moderately priced, brand name and private label merchandise. As a way of differentiating itself from the competition in these larger metropolitan markets, the Company endeavors to offer consumers a high level of customer service in convenient locations.

On February 27, 2006, the Company acquired privately held B.C. Moore & Sons, Incorporated ("B.C. Moore") which then operated 78 retail locations located in small markets throughout Alabama, Georgia, North Carolina and South Carolina (the "B.C. Moore Acquisition"). Following the acquisition, the Company converted 69 of the acquired stores to its Peebles name and format in 2006. The remaining nine non-converted locations were closed. The B.C. Moore Acquisition expands the Company's position in the Southeastern United States, and is consistent with its corporate strategy of increasing the concentration of its store base into smaller markets.

The financial information, discussion and analysis that follow should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

Results of Operations

The following table sets forth the results of operations as a percent of sales for the periods indicated (2007 and 2005 consisted of 52 weeks while 2006 consisted of 53 weeks):

	Fiscal Year		
	2007	2006	2005
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales and related buying, occupancy and distribution expenses	71.2	70.7	70.9
Gross profit margin	28.8	29.3	29.1
Selling, general and administrative expenses	22.7	22.8	22.1
Store opening costs	0.3	0.5	0.2
Interest, net	0.3	0.3	0.2
Income before income tax	5.5	5.7	6.6
Income tax expense	2.1	2.1	2.4
Net income	3.4 %	3.6 %	4.2 %

2007 Compared to 2006

Sales for 2007 decreased 0.3% to $1,545.6 million from $1,550.2 million for 2006, which was a 53 week fiscal year. Sales during the fifty-third week of 2006 were $21.4 million. Excluding the impact of the fifty-third week, total sales increased 1.1% or $16.8 million. This increase was driven by $104.6 million in sales generated by new stores that were not in the comparable store base during 2006 offset by a decline in comparable store sales of $15.0 million, sales of $10.7 million from stores that were closed in 2007 and inventory liquidation sales of $62.1 million in 2006 generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales, (52 weeks in 2007 versus first 52 weeks last year) which are sales in stores open at least fourteen months prior to the reporting period, decreased 1.1% during 2007 ("2007 comparable store sales") as compared to a 3.5% increase in 2006.

Comparable store sales increase (decrease) by quarter is presented below:

	Fiscal Year	
	2007	2006
1st Quarter	0.1 %	3.2 %
2nd Quarter	0.5	4.5
3rd Quarter	(1.0)	4.1
4th Quarter	(3.1)	2.5 *
Total Year	(1.1)	3.5 *

* Excludes the impact of the 14th week in the 4th quarter and the impact of the 53rd week in 2006.

Sales in 2007 were negatively impacted by unseasonable and inconsistent weather patterns as well as the overall weak economy. In spite of these factors, the Company achieved 2007 comparable store sales increases in certain of its key merchandise categories (i.e., those categories comprising greater than 5% of sales), namely dresses, cosmetics and special sizes. The increase in cosmetics was driven by the continuing installation of new Estee Lauder and Clinique counters while the increase in special sizes is the result of the merchandising initiative to grow the plus size business through further enhancement of merchandise mix and product selection supported by expanded selling floor space. On a market population basis, utilizing a ten mile radius from each store, in 2007 the Company achieved a 0.5% comparable store sales increase in its small market stores, or those in market areas with populations of less than 50,000 in 2007, versus a comparable store sales increase of 3.6% in 2006. In its mid-sized market stores, or those in market areas with populations of 50,000 to 150,000, 2007 comparable stores sales decreased by 3.1% as compared to a 3.5% increase in 2006. In its large market stores, or those in market areas with populations greater than 150,000, 2007 comparable store sales decreased 3.1% as compared to an increase of 3.3% in 2006. The small market stores continue to be the focus of the Company's new store expansion plans.

The following is a summary of the changes between 2007 and 2006 in the components of cost of sales, expressed as a percent of sales:

	Increase in the Components of Cost of Sales
	2007 Compared to 2006
Merchandise cost of sales	0.2 %
Buying, occupancy and distribution expenses	0.3
Increase in merchandise cost of sales and related buying, occupancy and distribution expenses rate	0.5 %

Gross profit decreased 1.9% to $444.7 million for the current year from $453.5 million for the prior year. Gross profit, as a percent of sales, was 28.8% in the current year and 29.3% in the prior year. The increase in the merchandise cost of sales rate was primarily due to the higher gross margin rate realized on the prior year B.C. Moore inventory liquidation sales. The increase in the buying, occupancy and distribution expenses rate was principally due to higher store occupancy and depreciation costs due to the increased store count and de-leveraging of the somewhat fixed expenses due to lower sales. This increase was partly offset because the prior year included a $3.3 million charge (0.2% of sales) related to the correction of an error in accounting for distribution center handling credits. Prior to 2006, these credits were recognized in income when received. Beginning in 2006, the Company began deferring recognition of these credits by recording a reserve against its inventory.

Selling, general and administrative ("SG&A") expenses in 2007 decreased $2.6 million, or 0.1%, to $350.3 million from $352.9 million in 2006. As a percent of sales, SG&A expenses decreased to 22.7% in 2007 from 22.8% in 2006. Prior year SG&A expenses included expenses associated with the B.C. Moore stores prior to their conversion and re-opening as Peebles stores totaling $22.8 million, which among other things, included the fee earned by the liquidator that managed operations of the stores during this period. Excluding B.C. Moore liquidation period sales and related SG&A expenses, the prior year SG&A rate would have been 22.2%. The increase in the SG&A rate in the current year over the prior year adjusted rate was primarily due to increased advertising costs, principally in the Peebles stores and deleveraging of the fixed components of SG&A expenses due to lower sales.

Store opening costs in 2007 of $4.7 million include costs related to 47 stores opened and 18 stores relocated during the current year. In 2006, the Company incurred $7.8 million in store opening costs related to 39 new stores and nine stores relocated, as well as expenses associated with the transition and conversion of 69 former B.C. Moore stores into Peebles stores.

Net interest expense was $4.8 million in 2007 as compared to $5.0 million in 2006. The decrease is reflective of the lower weighted average interest rate of 6.2% for 2007 as compared to 6.9% for 2006. The 2007 rate included the benefit of a reduction in the applicable margin rate used for the interest rate charged under the Company's amended Revolving Credit Facility (see "Liquidity and Capital Resources"). Interest expense is primarily comprised of interest on borrowings under the Company's Revolving Credit Facility, related letters of credit and commitment fees, amortization of debt issue costs and interest on financing lease obligations and equipment financing notes.

The Company's effective tax rate for 2007 was 37.6% and 37.0% in 2006, which resulted in income tax expense of $32.0 million in 2007 as compared to income tax expense of $32.5 million in 2006. The increase in the effective tax rate was due to the legislation enacted by the Texas Legislature which subjects the Company to a Texas income tax effective during the second quarter of 2007. The Company's effective tax rate is currently estimated to be 38.0% in 2008.

As a result of the foregoing, the Company had net income of $53.1 million in 2007 as compared to net income of $55.3 million in 2006.

2006 Compared to 2005

Sales for 2006 increased 15.3% to $1,550.2 million from $1,344.1 million for 2005. Comparable store sales, which are sales in stores open at least fourteen months prior to the reporting period, increased 3.5% during the first 52 weeks of 2006 ("2006 comparable store sales") as compared to a 5.4% increase in 2005. The increase in total sales of $206.1 million was driven by the Company's 2006 comparable store sales gain, which accounted for $44.7 million of the increase, as well as $98.5 million in sales generated by the new and newly converted stores that were not in the comparable store sales base during 2006, and sales of $62.1 million contributed by the acquired B.C. Moore stores during the period from February 26, 2006 (the effective date of the B.C. Moore Acquisition for accounting purposes) through the completion of their conversion to Peebles stores in the third quarter of 2006. In addition, sales during the fifty-third week of 2006 accounted for $21.4 million of the increase. Offsetting these sales gains somewhat was the loss of $20.6 million in sales from closed stores, including the four stores closed due to damage sustained from Hurricane Rita, that were in operation during 2005.

Comparable store sales increase by quarter is presented below.

	Fiscal Year	
	2006	2005
1st Quarter	3.2 %	4.9 %
2nd Quarter	4.5	7.0
3rd Quarter	4.1	3.9
4th Quarter	2.5 *	5.6
Total Year	3.5 *	5.4

* Excludes the impact of the 14th week in the 4th quarter and the impact of the 53rd week in 2006.

The Company achieved 2006 comparable store sales increases in each of its key merchandise categories (i.e., those categories comprising greater than 5% of sales). Special sizes, cosmetics and accessories provided the most significant increase in 2006 comparable store sales. On a market population basis, utilizing a ten mile radius from each store, in 2006 the Company achieved overall comparable store sales increases in each of its three market store groups. In its small market stores, or those in market areas with populations of less than 50,000, 2006 comparable store sales increased 3.6% as compared to 5.8% in 2005. In its mid-sized market stores, or those in market areas with populations of 50,000 to 150,000, 2006 comparable stores sales increased by 3.5% as compared to 6.0% in 2005. In its large market stores, or those in market areas with populations greater than 150,000, 2006 comparable store sales increased 3.3% as compared to 3.7% in 2005.

During the first half of 2006, the Company operated with lower than desired merchandise levels at its Peebles stores, which led to negative comparable store sales at these stores during that period. The Company experienced learning curve issues related to the implementation of the new Peebles merchandising and warehouse management systems in early 2006. These purchase order and processing problems slowed the flow of goods during the early part of the year, which in conjunction with insufficiently planned inventory levels in certain categories of business, contributed to the Peebles comparable stores having lower than desired inventory levels during the first half of 2006. The Company believes that, although comparable store sales were up 3.8% during the first half of the year, driven by good demand for its seasonal and clearance merchandise assortments, strength of the energy sector economy in the related states of Texas, Oklahoma, New Mexico and Louisiana, and the hurricane recovery driven sales in certain markets in Texas, Louisiana and Mississippi (which generally lasted until the anniversary of the storms in September of 2006), comparable store sales could have been better if not for the issues at its Peebles stores. In the third quarter, inventory levels in its Peebles stores were raised to appropriate levels and, as a result, these stores produced comparable store sales gains during the second half of the year.

The following is a summary of the changes between 2006 and 2005 in the components of cost of sales, expressed as a percent of sales:

	Increase (Decrease) in the Components of Cost of Sales 2006 Compared to 2005	
Increase (Decrease) in cost of sales under former retail method:		
Merchandise cost of sales	(0.5)	%
Buying, occupancy and distribution expenses	0.1	
Subtotal	(0.4)	
Impact on merchandise cost of sales due to the change in accounting principles to the cost method	0.2	
Decrease in merchandise cost of sales and related buying, occupancy and distribution expenses rate	(0.2)	%

The Company changed its method of accounting for merchandise inventories from the retail method to the weighted average cost method (the "cost method") as of the beginning of 2006. In connection with the change in its method of accounting for merchandise inventories to the cost method, the Company also changed its accounting policy related to its historical treatment of certain distribution center costs associated with preparing inventory for sale, such as distribution payroll, benefits, occupancy, depreciation and other direct operating expenses, and now capitalizes these related costs into inventory and recognizes these expenses as the related inventory turns. Reported results for periods prior to 2006 have not been adjusted as the period-specific information required to value inventory on the cost method is not determinable. See Note 2 to the Consolidated Financial Statements. Accordingly, gross profit in 2006 is not comparable to 2005 due to the different inventory accounting methods used in each period. The impact of the accounting changes was a $2.6 million decrease in gross profit in 2006. Gross profit before the impact of the accounting changes increased 16.5% to $456.1 million in 2006 from $391.4 million in 2005. Gross profit, as a percent of sales, was 29.3% in 2006 under the cost method as compared to 29.1% in 2005 under the retail method.

The decrease in the cost of sales rate of 0.4% before the change in accounting principles was primarily attributable to improved merchandise margins, which benefited from a higher maintained mark-up from increased purchase order mark-on as compared to prior year and better leverage from higher sales on buying, occupancy and distribution expenses excluding the effect of the $3.3 million charge to cost of sales for the correction of an accounting error related to distribution center handling credits.

Selling, general and administrative expenses in 2006 increased $56.4 million, or 19.0%, to $352.9 million from $296.5 million in 2005. The overall increase in SG&A expenses from 2005 was primarily due to increases in store expenses as a result of higher sales and increased store count, including the acquired B.C. Moore stores. As a percent of sales, SG&A expenses increased to 22.8% in 2006 as compared to 22.1% in 2005. The increase in the SG&A rate of 0.7% in 2006 was principally due to higher SG&A expenses, as a rate of sales, for the B.C. Moore stores prior to their conversion and re-opening as Peebles stores totaling $22.8 million, which among other things, included the fee earned by the liquidator that managed operations of the stores during this period. Increases in SG&A expenses in 2006 also included (i) higher expenses of $4.2 million associated with long-term incentive equity awards, which includes the expensing of stock options that began in the first quarter of 2006 (ii) higher professional fees and other expenses of $1.3 million associated with the Company's inventory valuation methodology review, (iii) increased property insurance premiums of $1.5 million due to claims activity related to last year's hurricanes and (iv) increased other personnel related costs, including salaries and relocation costs as compared to 2005. These increases in SG&A expenses were partially offset by reimbursements that the Company received in the current year totaling approximately $4.0 million for its hurricane related losses and approximately $4.6 million of gift card and merchandise credit breakage income discussed more fully below.

Gift card and merchandise credit breakage income ("breakage income") represents the balance of gift cards and merchandise credits for which the Company believes the likelihood of redemption is remote. During 2006, the Company accumulated enough historical data for the first time to determine the breakage rate and objectively determine the estimated time period of actual redemptions. As a result, the Company recognized approximately $4.6 million of breakage income in the fourth quarter of 2006. As 2006 was the first year in which the Company recognized breakage income, the amount recognized includes the breakage income related to gift cards sold and merchandise credits issued since the inception of the program. This income is recorded as other income and is included in the Consolidated Statement of Income as a reduction in SG&A expenses.

Store opening costs in 2006 of $7.8 million relate to the 39 new stores opened and nine stores relocated during 2006 as well as expenses associated with the transition and conversion of the 69 former B.C. Moore stores into Peebles stores during 2006. In 2005, the Company incurred $3.2 million in store opening costs related to the 36 new stores opened and 16 stores relocated.

Net interest expense was $5.0 million in 2006 as compared to $3.0 million in 2005. The increase is reflective of higher average borrowings during 2006, primarily related to the B.C. Moore Acquisition and store conversion activities, as well as an increase in the weighted average interest from 5.6% in 2005 to 6.9% in 2006. 2006 interest expense is principally comprised of interest on borrowings under the Company's Revolving Credit Facility (as defined in "Liquidity and Capital Resources"), related letters of credit and commitment fees, amortization of debt issue costs and interest on financing lease obligations.

The Company's effective tax rate was 37.0% in both 2006 and 2005, which resulted in income tax expense of $32.5 million in 2006 as compared to income tax expense of $32.8 million in 2005.

As a result of the foregoing, the Company had net income of $55.3 million in 2006 as compared to net income of $55.9 million in 2005.

Seasonality and Inflation

Historically, the Company's business is seasonal and sales traditionally are lower during the first three quarters of the fiscal year (February through October) and higher during the last quarter of the fiscal year (November through January). The fourth quarter usually accounts for slightly more than 30% of the Company's annual sales, with the other quarters accounting for approximately 22% to 24% each. Working capital requirements fluctuate during the year and generally reach their highest levels during the third and fourth quarters. The Company does not believe that inflation had a material effect on its results of operations during the past three years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

The following table shows quarterly information (unaudited) for the Company (in thousands, except per share amounts):

	Fiscal Year 2007			
	Q1	Q2	Q3	Q4
Net sales	$ 358,244	$ 359,205	$ 355,147	$ 473,010
Gross profit	$ 98,325	$ 105,487	$ 94,249	$ 146,653
Net income	$ 9,107	$ 9,876	$ 2,446	$ 31,651
Basic earnings per common share	$ 0.21	$ 0.23	$ 0.06	$ 0.80
Diluted earnings per common share	$ 0.20	$ 0.23	$ 0.06	$ 0.78
Basic weighted average shares	43,507	42,408	41,400	39,742
Diluted weighted average shares	44,790	43,373	42,258	40,462
	Fiscal Year 2006			
	Q1	Q2	Q3	Q4
Net sales	$ 343,541	$ 362,104	$ 353,348	$ 491,187
Gross profit	$ 99,670	$ 95,578	$ 100,310	$ 157,929
Net income	$ 9,045	$ 3,853	$ 2,798	$ 39,606
Basic earnings per common share	$ 0.23	$ 0.10	$ 0.07	$ 0.91
Diluted earnings per common share	$ 0.21	$ 0.09	$ 0.06	$ 0.88
Basic weighted average shares	39,880	40,033	42,511	43,651
Diluted weighted average shares	43,500	43,542	44,384	44,954

Liquidity and Capital Resources

The Company's liquidity is currently provided by (i) existing cash balances, (ii) operating cash flows, (iii) normal trade credit terms from the vendor and factor community, (iv) equipment financing and (v) its Revolving Credit Facility.

On April 20, 2007, the Company amended its $250.0 million senior secured revolving credit facility (the "Revolving Credit Facility"), that originally would have matured on August 21, 2008, to, among other things, (i) extend its term for five years through April 20, 2012, (ii) include an uncommitted accordion feature to increase the size of the Revolving Credit Facility to $350.0 million and (iii) reduce the applicable margin rates by fifty basis points on Eurodollar rate based borrowings. Borrowings under the Revolving Credit Facility are limited to the availability under a borrowing base that is determined principally on eligible inventory as defined by the Revolving Credit Facility agreement. The daily interest rates under the Revolving Credit Facility are determined by a prime rate or Eurodollar rate plus an applicable margin as set forth in the Revolving Credit Facility agreement. Inventory and cash and cash equivalents are pledged as collateral under the Revolving Credit Facility. The Revolving Credit Facility is used by the Company to provide financing for working capital, capital expenditures, interest payments and other general corporate purposes, as well as to support its outstanding letters of credit requirements. Outstanding borrowings at February 2, 2008 under the Revolving Credit Facility were $63.5 million. Excess borrowing availability at February 2, 2008 under the Revolving Credit Facility, net of letters of credit outstanding of $11.2 million, was $137.3 million. During 2007, the weighted average interest rate on outstanding borrowings and the average daily borrowings under the Revolving Credit Facility were 6.2% and $46.7 million, respectively.

The Revolving Credit Facility contains covenants that, among other things, restrict, based on required levels of excess availability, (i) the amount of additional debt or capital lease obligations, (ii) the payment of dividends and repurchase of common stock under certain circumstances and (iii) related party transactions. The Company continually monitors its liquidity position and compliance with those covenants.

During the fourth quarter of 2007, the Company borrowed $32.4 million under equipment financing notes bearing interest ranging from 5.1% to 6.0%. The notes are payable in monthly installments over a five year term and are secured by certain fixtures and equipment.

The Company generated $124.5 million in cash from operating activities in 2007. Net income, adjusted for non-cash expenses such as depreciation and amortization, deferred income taxes, amortization of debt issue costs, stock-based compensation and excess tax benefits from stock-based compensation provided cash of approximately $131.8 million. Changes in operating assets and liabilities used net cash of approximately $26.1 million, which included a $9.9 million increase in merchandise inventories due to the increase in number of stores in operation, a $4.5 million increase in other assets and a decrease in accounts payable and other liabilities of $11.7 million due principally to $7.2 million in pension contributions and lower short-term incentive compensation accruals. Additionally, cash flows from operating activities included construction allowances from landlords of $18.8 million, which funded a portion of the capital expenditures related to store leasehold improvements in new and relocated stores.

During 2007, the Company repurchased approximately 6.2 million shares of its common stock at a cost of approximately $112.2 million. In addition, the Company paid $0.4 million on behalf of the recipients who relinquished shares to satisfy the tax liability associated with performance shares and stock awards. As a result of these transactions, all Board approved stock repurchase programs have been completed. The stock repurchase programs permitted the Company to repurchase its outstanding common stock from time to time in the open market or through privately negotiated transactions including, but not limited to, accelerated share repurchases, as deemed appropriate by the Company. The Board has also granted the Company the authority to repurchase additional amounts of its outstanding common stock using available proceeds from the exercise of stock options as well as the tax benefits that will accrue to the Company from the exercise of stock options, SARs and other equity grants. At February 2, 2008, approximately $1.5 million was available to the Company for stock repurchases with proceeds and tax benefits from the exercise of its equity grants.

During 2007, the Company paid quarterly cash dividends of $0.05 per share on the Company's common stock totaling $8.4 million. On February 29, 2008, the Company announced that its Board declared a quarterly cash dividend of $0.05 per share of common stock, which was paid on March 26, 2008 to shareholders of record on March 11, 2008. While the Company expects to continue payment of quarterly dividends, the declaration and payment of future dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations and financial condition, as well as meeting certain criteria under its Revolving Credit Facility and other factors deemed relevant by the Board.

Capital expenditures for 2007 were $95.3 million compared to $71.9 million in 2006. The Company opened 47 new stores and relocated 18 stores in 2007. In 2006, the Company opened 39 new stores, relocated nine stores, and completed the conversion of 69 former B.C. Moore stores into Peebles stores. The Company received construction allowances from landlords of $18.8 million in 2007 to fund a portion of the capital expenditures related to store leasehold improvements in new and relocated stores, while $8.9 million was received from landlords in 2006. These funds have been recorded as a deferred rent credit in the balance sheet and are amortized as an offset to rent expense over the lease term commencing with the date the allowances were earned. Capital expenditures in 2007 also included $4.6 million related to the new third distribution center in Jeffersonville, Ohio which is anticipated to begin operations during the second quarter of 2008.

Management currently estimates capital expenditures in 2008, net of construction allowances to be received from landlords, will be approximately $95.0 million. The expenditures will be for the opening of approximately 70 new stores, planned store relocations and expansions, and the completion of the Jeffersonville distribution center.

While there can be no assurances, management believes that there should be sufficient liquidity to cover both the Company's short-term and long-term funding needs.

Contractual Obligations

The Company has numerous contractual commitments for purchases of merchandise inventories, services arising in the ordinary course of business, letters of credit, Revolving Credit Facility service and leases. Presented below is a summary of the Company's contractual obligations as of February 2, 2008 (in thousands). These items are discussed in further detail in Note 6 and Note 11 to the Consolidated Financial Statements.

		Payment Due by Period			
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	More than 5 Years
Revolving Credit Facility (1)	$ 63,504	$ -	$ -	$ 63,504	$ -
Documentary letters of credit (2)	1,824	1,824	-	-	-
Equipment financing	32,419	5,923	12,916	13,580	-
Capital and finance lease obligations	4,671	235	555	695	3,186
Operating lease obligations (undiscounted) (3)	378,753	57,714	105,130	79,089	136,820
Interest payments	8,603	2,252	3,350	1,642	1,359
Other purchase obligations (4)	15,377	12,732	2,610	35	-
Total contractual cash obligations	$ 505,151	$ 80,680	$ 124,561	$ 158,545	$ 141,365

(1) The Company had $63.5 million of outstanding borrowings at February 2, 2008. The Revolving Credit Facility matures August 20, 2012. Borrowings and repayments will occur in future periods.

(2) These documentary letters of credit support the importing of private label merchandise. The Company also had outstanding stand-by letters of credit that totaled approximately $9.4 million at February 2, 2008, of which $7.0 million were also issued in support of importing the Company's private label merchandise. The remaining stand-by letters of credit of $2.4 million are required to collateralize retained risks and deductibles under various insurance programs. The estimated liability that will be paid in cash related to stand-by letters of credit supporting insurance programs are reflected in accrued expenses. If the Company fails to make payments when due, the beneficiaries of letters of credit could make demand for payment under the letters of credit.

(3) The Company has certain operating leases with provisions for step rent or escalation payments. The Company records rent expense on a straight-line basis, evenly dividing rent expense over the lease term, including the build-out period, if any, and where appropriate, applicable available lease renewal option periods. However, this accounting treatment does not affect the future annual operating lease cash obligations as shown herein. The Company records construction allowances from landlords as a deferred rent credit when earned in the Consolidated Balance Sheets. Such deferred rent credit is amortized over the related term of the lease, commencing with the date the Company earns the construction allowance, as a reduction of rent expense.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

(4) Other purchase obligations include legally binding contracts such as firm commitments for utility purchases, capital expenditures, software acquisition/license commitments and legally binding service contracts. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the above table. If the obligation is cancelable, but the Company would incur a penalty if cancelled, the dollar amount of the penalty is included as an "other purchase obligation." The Company fully expects to receive the benefits of the goods or services in connection with fulfilling its obligation under these agreements. The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed upon amounts for some obligations.

In the ordinary course of business, the Company enters into arrangements with vendors to purchase merchandise typically up to six months in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled. As of February 2, 2008, the Company had outstanding purchase orders of $201.8 million.

The Company's funding policy is to make contributions to maintain the minimum funding requirements for its pension obligations in accordance with the Employee Retirement Income Security Act. The Company may elect to contribute additional amounts to maintain a level of funding to minimize the Pension Benefit Guaranty Corporation premium costs or to cover short-term liquidity needs of the plans in order to maintain current invested positions. The Company expects to contribute approximately $0.4 million during 2008.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The primary estimates underlying the Company's consolidated financial statements include the valuation of inventory, the estimated useful life of property, equipment and leasehold improvements, the valuation of goodwill and intangible asset, the reserve for sales returns, breakage income on gift cards and merchandise credits, self-insurance reserves and estimated liability for pension obligations. The Company cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Therefore, actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventory valuation. The Company changed its method of accounting for merchandise inventories from the retail method to the weighted average cost method (the "cost method") as of the beginning of 2006. The Company believes the cost method is preferable as it results in an inventory valuation that more closely reflects the acquisition cost of the Company's inventory. In addition, the cost method provides for a better matching of cost of sales with related sales. Cost of sales under the cost method represents the weighted average cost of the individual item sold rather than the cost of an item based on an average margin realized on an entire department as under the retail method. In connection with the change in its method of accounting for merchandise inventories to the cost method, the Company also changed its accounting policy related to its historical treatment of distribution center costs associated with preparing inventory for sale, such as distribution payroll, benefits, occupancy, depreciation and other direct operating expenses, and now capitalizes these related costs. The Company believes it is preferable to capitalize these costs as it incorporates a key component of the costs associated with preparing inventory for sale into the valuation of inventory on a cost basis and achieves a better matching of cost of sales with related sales. See Note 2 to the Consolidated Financial Statements.

Vendor allowances. The Company receives consideration from its merchandise vendors in the form of allowances and reimbursements. Given the promotional nature of the Company's business, the allowances are generally intended to offset the Company's costs of handling, promoting, advertising and selling the vendors' products in its stores. Vendor allowances related to the purchase of inventory are recorded as a reduction to the cost of inventory until sold. Vendor allowances are recognized as a reduction of cost of goods sold or related selling expense when the purpose for which the vendor funds were intended to be used has been fulfilled and amounts have been authorized by vendors.

Property, equipment and leasehold improvements. Additions to property, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property, equipment and leasehold improvements acquired through acquisitions have been recorded at estimated fair values as of the date of acquisition. The estimated useful lives of leasehold improvements do not exceed the term of the related lease, including applicable available renewal options where appropriate. The estimated useful lives in years are generally as follows:

Buildings & improvements	20
Store and office fixtures and equipment	5-10
Warehouse equipment	5-15
Leasehold improvements- stores	5-15
Leasehold improvements- corporate office	20

Impairment of long-lived assets. Property, plant and equipment and other long-lived assets, including acquired definite-lived intangibles and other assets, are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets physical condition, the future economic benefit of the asset, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from those estimates.

Goodwill and intangible asset. Goodwill represents the excess of consideration over the fair value of tangible and intangible net assets acquired in connection with the Acquisitions. In connection with acquisitions, other intangible assets separate and apart from goodwill are required to be recognized if such assets arise from contractual or other legal rights or if such assets are separable from the acquired business. Determining a fair value for such items requires a high degree of judgment, assumptions and estimates. As a part of the Peebles Acquisition, the Company acquired the rights to the tradename and trademark (collectively the "Tradename") of "Peebles," which was identified as an indefinite life intangible. The value of the Tradename, which was determined at the time of the Peebles Acquisition, was $14.9 million.

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment annually or more frequently when indicators of impairment exist. The Company's goodwill and intangible asset were recorded in connection with the acquisition of Peebles during the fourth quarter of fiscal year 2003, and B.C. Moore during the first quarter of fiscal year 2006. The Company completed its annual impairment test during the fourth quarter of fiscal year 2007, and determined there was no impairment of existing goodwill and intangible asset.

Revenue recognition. Revenue from sales is recognized at the time of sale, net of any returns. The Company records deferred revenue on its balance sheet for the sale of gift cards and recognizes this revenue upon the redemption of gift cards in net sales. The Company similarly records deferred revenue on its balance sheet for merchandise credits issued related to customer returns and recognizes this revenue upon the redemption of the merchandise credits.

Gift card and merchandise credits liability. Unredeemed gift cards and merchandise credits are recorded as a liability. Gift card and merchandise credit breakage income ("breakage income") represents the balance of gift cards and merchandise credits for which the Company believes the likelihood of redemption is remote. Breakage income is recognized based on usage or actual redemptions as the cards are used. The Company's gift cards and merchandise credits are considered to be a large pool of homogeneous transactions. During the fourth quarter of fiscal 2006, the Company accumulated enough historical data to determine the breakage rate and objectively determine the estimated time period of actual redemptions. As a result, the Company recognized approximately $4.6 million of breakage income in 2006. As 2006 was the first year in which the Company recognized breakage income, the amount recognized included the breakage income related to gift cards sold and merchandise credits issued since the inception of the various programs. The Company recognized approximately $1.4 million of breakage income in 2007. This income is recorded as other income and is included in the Consolidated Statement of Income as a reduction in selling, general and administrative expenses.

Self-insurance reserves. The Company maintains self-insurance retentions with respect to general liability, workers compensation and health benefits for its employees. The Company estimates the accruals for the liabilities based on industry development factors and historical claim trend experience. Although management believes adequate reserves have been provided for expected liabilities arising from the Company's self-insured obligations, projections of future losses are inherently uncertain, and it is reasonably possible that estimates of these liabilities will change over the near term as circumstances develop.

Frozen defined benefit plans. The Company maintains frozen defined benefit plans. The plans' obligations and related assets are presented in Note 10 to the Consolidated Financial Statements. The plans' assets are invested in a combination of equity, fixed income, managed futures investments and debt securities. The plans' obligations and the annual pension expense are determined by independent actuaries using a number of assumptions. Key assumptions in measuring the plans' obligations include the discount rate applied to future benefit obligations and the estimated future return on plans' assets. At February 2, 2008 and February 3, 2007, assumptions used were a weighted average discount rate of 6.3% and 6.0% respectively, and a weighted average long-term rate of return on the plans' assets of 7.9% and 7.6% respectively.

Recent Accounting Standards and Disclosures

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115* ("SFAS 159"), which the Company adopted on February 3, 2008. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company has not elected the fair value option for any existing or any new instruments that were not previously accounted for at fair value.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 requires an employer to recognize an asset for a plan's over funded status or a liability for a plan's under funded status, measure a plan's assets and its obligations that determine its funded status as of the date of the employer's fiscal year-end, and recognize changes in the funded status in the year in which the changes occur. The Company adopted this statement during fiscal 2006. See Note 10. Effective for fiscal years ending after December 15, 2008, SFAS 158 requires a company to measure the funded status of a plan as of the date of its year-end statement of financial position. As of the end of 2008, the Company will be required to measure the funded status of its plans as of January 31, 2009. The Company is currently assessing the impact of the change in the measurement date provision of this statement on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted on February 3, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1 and No. FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, and removes certain leasing transactions from the scope of SFAS No. 157. SFAS No. 157 is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that a company recognize in its consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transitions. The Company adopted FIN 48 on February 4, 2007 and has evaluated and concluded that there were no significant uncertain tax positions, as defined by FIN 48, requiring recognition in its financial statements.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement* ("EITF 06-03"). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value added and certain excise taxes is an accounting policy decision that should be disclosed in a company's financial statements. Additionally, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The Company adopted the provisions of EITF 06-03 on February 4, 2007 and presents taxes within the scope of this issue on a net basis. This statement did not have a material impact on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Borrowings under the Company's Revolving Credit Facility bear a floating rate of interest. As of February 2, 2008, outstanding borrowings under the Company's Revolving Credit Facility were $63.5 million. An increase in interest rates in the future may have a negative impact on the Company's results of operations and cash flows. The Company had average daily borrowings of $46.7 million bearing a weighted average interest rate of 6.2% during 2007. A hypothetical 10% change in interest rates would have had a $0.3 million effect on the Company's annual results of operations and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements of Stage Stores, Inc." included on page F-1 for information required under this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures and concluded that the Company's disclosure controls and procedures were effective as of February 2, 2008.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the fiscal quarter ended February 2, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Stage Stores, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements, and provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Chief Executive Officer and Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of February 2, 2008.

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by our Company and have issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

/s/ JAMES R. SCARBOROUGH
James R. Scarborough
Chairman and Chief Executive Officer
March 28, 2008

/s/ EDWARD J. RECORD
Edward J. Record
Executive Vice President and
Chief Financial Officer
March 28, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following information pertains to the executive officers of the Company as of March 25, 2008:

Name	Age	Position
James R. Scarborough	57	Chief Executive Officer and Chairman of the Board of Directors
Andrew T. Hall	47	President, Chief Operating Officer
Michael E. McCreery	59	Executive Vice President and Vice Chairman of the Board of Directors
Edward J. Record	40	Executive Vice President and Chief Financial Officer
Dennis E. Abramczyk	60	Executive Vice President, Chief Operating Officer of the Peebles Division
Cynthia S. Murray	50	Executive Vice President, Chief Merchandising Officer of the Stage Division
Ernest R. Cruse	57	Executive Vice President, Store Operations
Jeffrey J. Kish	43	Executive Vice President, Chief Information Officer
Ron D. Lucas	60	Executive Vice President, Human Resources
Joanne Swartz	48	Executive Vice President, Advertising and Sales Promotion
Gough H. Grubbs	59	Senior Vice President, Logistics and Distribution
Russell A. Lundy II	45	Senior Vice President, Peebles Stores
Richard E. Stasyszen	47	Senior Vice President, Finance and Controller
Mel B. Ward	54	Senior Vice President, Real Estate

Mr. Scarborough has been Chairman of the Board since August 24, 2001. He joined the Company as President and Chief Executive Officer in August of 2000. He served as President of the Company until February 20, 2006. Between 1996 and 2000, Mr. Scarborough was President and Chief Executive Officer of Busy Body, Inc.

Mr. Hall joined the Company in February of 2006 as President and Chief Operating Officer. Previously, he served as Chairman of Foley's, a Houston-based division of Federated Department Stores, Inc., from June of 2003 to February 2006. From June of 2002 to June of 2003, he served as Foley's Chief Financial Officer. From June 1999 to June 2002, Mr. Hall was the Chief Financial Officer of Kaufmann's Department Stores.

Mr. McCreery has been a Director of the Company since August 24, 2001. He joined the Company as Executive Vice President and Chief Financial Officer in February of 2001 and became Vice Chairman of the Board in September 2007. From 1998 to 2001, Mr. McCreery was Senior Vice President and Chief Financial Officer of Levitz Furniture Company. On March 14, 2008, the Company announced that Mr. McCreery will be retiring effective March 28, 2008.

Mr. Record joined the Company in May of 2007 as Executive Vice President and Chief Administrative Officer and became Chief Financial Officer in September of 2007. From October of 2005 to May of 2007, he served as Senior Vice President of Finance of Kohl's Corporation. From June of 2002 to October of 2005, Mr. Record served as Senior Vice President of Finance, Controller of Belk, Inc.

Mr. Abramczyk joined the Company in March of 1999 as Vice President of men's sportswear and furnishings. He was promoted to Senior Vice President, General Merchandise Manager overseeing the Company's men's, young men's, cosmetics and shoes departments for the Stage, Bealls and Palais Royal stores in May of 1999. In January of 2000, the children's and intimate apparel divisions were added to his responsibility. In 2002, he was promoted to Executive Vice President, General Merchandise Manager. In February of 2006, he was promoted to the position of Executive Vice President, Chief Operating

Officer of the Peebles Division. On January 31, 2008, the Company announced that Mr. Abramczyk will be retiring. He will remain in his position until his replacement has been appointed.

Ms. Murray joined the Company in August of 2004 as Executive Vice President, General Merchandise Manager overseeing the Company's misses sportswear, junior sportswear, special sizes, accessories, cosmetics, dresses, home & gifts, outerwear and swimwear departments for the Stage, Bealls and Palais Royal stores. In February 2006, Ms. Murray was promoted to Executive Vice President, Chief Merchandising Officer of the Stage Division. Prior to joining the Company, she served as Senior Vice President, Merchandising - Stores and Catalog at Talbot's from 1989 to 2004.

Mr. Cruse, who was promoted to Executive Vice President, Store Operations of Stage, Bealls and Palais Royal in August of 2001, joined Bealls Department Stores, which is now part of Stage Stores, Inc., in 1966 and held various store positions. He served as Senior Vice President, Regional Manager from 1994 to 1998, as Senior Vice President, Planning and Allocation from 1999 to 2000, and prior to his promotion to Executive Vice President, served as Senior Vice President, Director of Stores.

Mr. Kish joined the Company in May of 1999 as Vice President, Systems Development and was promoted to Senior Vice President and Chief Information Officer in August of 2000. Mr. Kish was promoted to Executive Vice President and Chief Information Officer in March of 2006.

Mr. Lucas joined the Company in July of 1995 as Senior Vice President, Human Resources and was promoted to Executive Vice President, Human Resources in March of 1998.

Ms. Swartz joined the Company in January of 1994 as Vice President, Marketing and was subsequently promoted to Senior Vice President, Advertising and Marketing in November of 1995 and to Executive Vice President, Advertising and Sales Promotion in March of 2005.

Mr. Grubbs joined the Company in February of 1996 as Vice President, Distribution and was promoted to Senior Vice President, Logistics & Distribution in April of 2003.

Mr. Lundy joined the Company in November of 2003 as Senior Vice President, Peebles Stores. Previously he served as Senior Vice President, Stores of PHC Retail Holding Company and Peebles Inc. since June of 1999.

Mr. Stasyszen joined the Company in March of 1998 as Assistant Controller and was subsequently promoted to Vice President and Controller in February of 1999. In July of 2001, Mr. Stasyszen was promoted to Senior Vice President, Finance and Controller.

Mr. Ward started with Bealls Department Stores in March of 1979. Since April of 1996, he has been Senior Vice President, Real Estate.

The remaining information called for by this item is incorporated by reference to "Information Relating to the Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

New York Stock Exchange Required Disclosures

Because the Company's common stock is listed on the New York Stock Exchange (the "NYSE"), the Company filed with the NYSE an Annual CEO Certification as of June 26, 2007, regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, the Company has filed as exhibits to this Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation called for by this item is incorporated by reference to "Information Relating to Board of Directors and Committees – Compensation Committee-Compensation Committee Interlocks and Insider Participation" and "Compensation of Directors and Executive Officers" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management and related stockholder matters called for by this item is incorporated by reference to "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

The remaining information called for by this item is incorporated by reference to "Securities Authorized For Issuance Under Equity Compensation Plans" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information called for by this item is incorporated by reference to "Transactions with Related Persons," "Information Relating to Directors and Director Nominees-In General" and "Information Related to the Board of Directors and Committees-Director Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding fees billed to the Company by its independent registered public accounting firm, Deloitte & Touche LLP, is incorporated by reference to "Principal Accountant Fees and Services" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements:

See "Index to Consolidated Financial Statements of Stage Stores, Inc." on page F-1, the Report of Independent Registered Public Accounting Firm on page F-2, and the Financial Statements on pages F-4 to F-27, of this Form 10-K, all of which are incorporated herein by reference.

2. Financial Statement Schedules:

All schedules are omitted because they are not applicable or not required or because the required information is shown in the Consolidated Financial Statements or Notes thereto on pages F-4 to F-27, which are incorporated herein by reference.

3. Exhibits Index:

The following documents are the exhibits to this Form 10-K. For convenient reference, each exhibit is listed according to the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Stage Stores, Inc. dated June 7, 2007 are incorporated by reference to Exhibit 3.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed September 12, 2007.
3.2	Amended and Restated By-Laws of Stage Stores, Inc. dated March 28, 2007 are incorporated by reference to Exhibit 3.3 of Stage Stores' Annual Report on Form 10-K (Commission File No, 1-14035) filed April 3, 2007.
4.1	Form of Common Stock Certificate of Stage Stores, Inc. is incorporated by reference to Exhibit 4.1 of Stage Stores' Registration Statement on Form 10 (Commission File No. 000-21011) filed October 29, 2001.
10.1†	Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan is incorporated by reference to Appendix B of Stage Stores' Proxy Statement on Schedule 14A (Commission File No. 1-14035) filed April 16, 2004.
10.2†	Form of Performance Based Share Agreement prior to March 28, 2007 is incorporated by reference to Exhibit 10.1 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed April 1, 2005.
10.3†*	Form of Performance Based Share Agreement beginning March 28, 2007.
10.4†*	Form of Stock Appreciation Rights Agreement.
10.5†*	Form of Restricted Stock Award Agreement.
10.6†	Form of Nonstatutory Stock Option Agreement is incorporated by reference to Exhibit 10.2 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed April 1, 2005.
10.7†	Stage Stores Deferred Compensation Plan is incorporated by reference to Exhibit 10.24 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 23, 2003.
10.8†	Stage Stores, Inc. 2003 Non-Employee Director Equity Compensation Plan is incorporated by reference to Appendix B to Stage Stores' Proxy Statement on Schedule 14A (Commission File No. 1-14035) filed April 23, 2003.
10.9†	Form of Shareholder Agreement for restricted stock under the Stage Stores, Inc. 2003 Non-Employee Director Equity Compensation Plan is incorporated by reference to Exhibit 10.6 of Stage Stores Annual Report on Form 10-K (Commission File No. 1-14035) filed April 28, 2005.
10.10	Credit Agreement dated as of August 21, 2003 among Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Fleet Retail Finance Inc. and the initial lenders named therein, Fleet National Bank, and Fleet Securities, Inc. is incorporated by reference to Exhibit 10.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed August 29, 2003.
10.11	Limited Waiver and First Amendment to Credit Agreement dated November 4, 2003, by and among Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Fleet Retail Finance Inc. and the other lenders named therein is incorporated by reference to Exhibit 10.1 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed November 12, 2003.
10.12	Second Amendment to Credit Agreement dated January 10, 2005, by and between Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Fleet National Bank, Fleet Retail Group, Inc. and the other lenders named therein (Commission File No. 1-14035) filed January 29, 2005.

10.13 Third Amendment to Credit Agreement dated as of December 31, 2005, by and between Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Bank of America, N.A. (f/k/a Fleet National Bank), Fleet Retail Group, Inc. and the other lenders named therein (Commission File No 1-14035) filed April 13, 2006.

10.14 Fourth Amendment to Credit Agreement dated as of April 20, 2007, by and among Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Bank of America, N.A. (f/k/a Fleet National Bank) and the other lenders and parties named therein is incorporated by reference to Exhibit 10 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed April 24, 2007.

10.15 Fifth Amendment to Credit Agreement dated as of June 21, 2007, by and among Specialty Retailers (TX) LP, Stage Stores, Inc. and the named subsidiaries of Stage Stores, Inc., Bank of America, N.A. (f/k/a Fleet National Bank) and the other lenders and parties named therein is incorporated by reference to Exhibit 10.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed September 12, 2007.

10.16 Sixth Amendment to Credit Agreement dated as of November 20, 2007, by and among Specialty Retailers, Inc., Stage Stores, Inc., SRI General Partner LLC, Bank of America, N.A. (f/k/a Fleet National Bank) and the other lenders and parties named therein is incorporated by reference to Exhibit 10.2 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed December 12, 2007.

10.17 Intercreditor Agreement dated September 12, 2003 among World Financial Network National Bank, Specialty Retailers (TX) LP, Stage Stores, Inc. and Fleet Retail Finance Inc. is incorporated by reference to Exhibit 2.3 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed September 22, 2003.

10.18 First Amendment to Intercreditor Agreement dated March 5, 2004 by and among World Financial Network National Bank, Specialty Retailers (TX) LP, Stage Stores, Inc. and Fleet Retail Group, Inc is incorporated by reference to Exhibit 10.6 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 15, 2004.

10.19 Amended and Restated Private Label Credit Card Program Agreement Between World Financial Network National Bank and Stage Stores, Inc. and Specialty Retailers (TX) LP dated as of March 5, 2004 is incorporated by reference to Exhibit 10.8 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 15, 2004.

10.20 Amendment to Private Label Credit Card Program Agreement dated as of December 21, 2005, by and among Stage Stores, Inc., Specialty Retailers (TX) LP and World Financial Network National Bank is incorporated by reference to Exhibit 10.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed October 24, 2006.

10.21 Second Amendment to Amended and Restated Private Label Credit Card Program Agreement dated as of May 24, 2006, by and among Stage Stores, Inc., Specialty Retailers (TX) LP and World Financial Network National Bank is incorporated by reference to Exhibit 10.2 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed October 24, 2006.

10.22 Third Amendment to Amended and Restated Private Label Credit Card Program Agreement dated as of May 18, 2007, by and among Stage Stores, Inc., Specialty Retailers (TX) LP and World Financial Network National Bank is incorporated by reference to Exhibit 10.2 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed June 7, 2007.

10.23 Fourth Amendment to Amended and Restated Private Label Credit Card Program Agreement dated as of June 30, 2007, by and among Stage Stores, Inc., Specialty Retailers (TX) LP and World Financial Network National Bank is incorporated by reference to Exhibit 10.2 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed September 12, 2007.

10.24† Employment Agreement between James Scarborough and Stage Stores, Inc. dated January 30, 2002 is incorporated by reference to Exhibit 10.17 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 12, 2002.

10.25† Employment Agreement between Michael McCreery and Stage Stores, Inc. dated January 30, 2002 is incorporated by reference to Exhibit 10.18 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 12, 2002.

10.26† Employment Agreement between Dennis Abramczyk and Stage Stores, Inc. dated January 30, 2002 is incorporated by reference to Exhibit 10.23 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 23, 2003.

10.27† Employment Agreement between Cynthia Murray and Stage Stores, Inc. dated August 2, 2004 is incorporated by reference to Exhibit 10 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed August 30, 2004.

10.28† Employment Agreement between Andrew Hall and Stage Stores, Inc. dated February 10, 2006 is incorporated by reference to Exhibit 10 of Stage Stores' Current Report on Form 8-K (Commission File No. 1-14035) filed February 15, 2006.

10.29† Employment Agreement between Ed Record and Stage Stores, Inc. dated September 13, 2007 is incorporated by reference to Exhibit 10.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed December 12, 2007.

14 Code of Ethics for Senior Officers is incorporated by reference to Exhibit 99.4 of Stage Stores' Annual Report on Form 10-K (Commission File No. 1-14035) filed April 23, 2003.

18 Preferability Letter from Independent Registered Public Accounting Firm dated October 19, 2006 is incorporated by reference to Exhibit 18 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No 1-14035) filed October 24, 2006.

21* Subsidiary of Stage Stores, Inc.

23* Consent of Independent Registered Public Accounting Firm.

24* Power of Attorney.

31.1* Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2* Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32* Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

---

* Filed electronically herewith.
† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGE STORES, INC.

/s/ James R. Scarborough James R. Scarborough Chief Executive Officer (Principal Executive Officer)	March 28, 2008

STAGE STORES, INC.

/s/ Edward J. Record Edward J. Record Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 28, 2008

STAGE STORES, INC.

/s/ Richard E. Stasyszen Richard E. Stasyszen Senior Vice President, Finance and Controller (Principal Accounting Officer)	March 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

* Alan J. Barocas	Director	March 28, 2008	* William J. Montgoris	Director	March 28, 2008
* Michael L. Glazer	Director	March 28, 2008	* Sharon B. Mosse	Director	March 28, 2008
/s/ Andrew T. Hall Andrew T. Hall	Director	March 28, 2008	/s/ James R. Scarborough James R. Scarborough	Director	March 28, 2008
* John T. Mentzer	Director	March 28, 2008	* David Y. Schwartz	Director	March 28, 2008
* Margaret T. Monaco	Director	March 28, 2008			

(Constituting a majority of the Board of Directors)

*By: /s/ Edward J. Record
Edward J. Record
Attorney-in-Fact

This Page Intentionally Left Blank

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF STAGE STORES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stage Stores, Inc.
Houston, TX

We have audited the accompanying consolidated balance sheets of Stage Stores, Inc. and subsidiary (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. We also have audited the Company's internal control over financial reporting as of February 2, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stage Stores, Inc. and subsidiary as of February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in "Note 1 – Description of Business and Significant Accounting Policies" to the consolidated financial statements, the Company adopted Statement of Accounting Standard ("SFAS") 123(R), *Share-Based Payment*, on January 29, 2006; SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, on February 3, 2007; and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on February 4, 2007.

As discussed in "Note 2 – Changes in Accounting Principles" to the consolidated financial statements, the Company changed its method of accounting for merchandise inventories and its method of accounting for certain distribution center costs in the year ended February 3, 2007.

/s/ DELOITTE & TOUCHE LLP
Houston, TX
March 28, 2008

Stage Stores, Inc.
Consolidated Balance Sheets
(in thousands, except par value)

	February 2, 2008	February 3, 2007
ASSETS		
Cash and cash equivalents	$ 17,028	$ 15,866
Merchandise inventories, net	342,622	332,763
Current deferred taxes	32	23,231
Prepaid expenses and other current assets	43,557	42,512
Total current assets	403,239	414,372
Property, equipment and leasehold improvements, net	329,709	278,839
Goodwill	95,374	95,374
Intangible asset	14,910	14,910
Other non-current assets, net	28,258	21,491
Total assets	$ 871,490	$ 824,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 94,505	$ 85,477
Current portion of debt obligations	6,158	86
Accrued expenses and other current liabilities	66,538	75,141
Total current liabilities	167,201	160,704
Debt obligations	94,436	16,528
Other long-term liabilities	89,007	76,346
Total liabilities	350,644	253,578
Commitments and contingencies		
Common stock, par value $0.01, 100,000 and 64,603 shares authorized, 55,113 and 54,343 shares issued, respectively	551	543
Additional paid-in capital	479,960	462,745
Less treasury stock - at cost, 16,907 and 10,708 shares, respectively	(277,691)	(165,094)
Accumulated other comprehensive loss	(1,766)	(1,908)
Retained earnings	319,792	275,122
Stockholders' equity	520,846	571,408
Total liabilities and stockholders' equity	$ 871,490	$ 824,986

The accompanying notes are an integral part of these statements.

Stage Stores, Inc.
Consolidated Statements of Income
(in thousands, except earnings per share)

	Fiscal Year		
	2007	2006	2005
Net sales	$ 1,545,606	$ 1,550,180	$ 1,344,100
Cost of sales and related buying, occupancy and distribution expenses	1,100,892	1,096,693	952,680
Gross profit	444,714	453,487	391,420
Selling, general and administrative expenses	350,248	352,870	296,543
Store opening costs	4,678	7,825	3,210
Interest expense, net of income of $0, $175, and $226, respectively	4,792	5,011	2,958
Income before income tax	84,996	87,781	88,709
Income tax expense	31,916	32,479	32,822
Net income	$ 53,080	$ 55,302	$ 55,887
Basic and diluted earnings per share data:			
Basic earnings per share	$ 1.27	$ 1.33	$ 1.38
Basic weighted average shares outstanding	41,764	41,559	40,569
Diluted earnings per share	$ 1.24	$ 1.25	$ 1.27
Diluted weighted average shares outstanding	42,720	44,111	44,040

The accompanying notes are an integral part of these statements.

Stage Stores, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 53,080	$ 55,302	$ 55,887
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,699	45,534	41,519
Gain on insurance proceeds related to property, equipment and leasehold improvements	-	(2,151)	-
Deferred income taxes	21,095	6,397	(1,006)
Stock-based compensation tax benefits	3,816	7,234	4,968
Stock-based compensation expense	7,695	4,827	738
Amortization of debt issuance costs	239	447	447
Excess tax benefits from stock-based compensation	(3,801)	(6,925)	-
Proceeds from sale of proprietary credit card portfolio, net	-	4,436	-
Construction allowances from landlords	18,765	8,946	13,302
Other changes in operating assets and liabilities:			
Increase in merchandise inventories	(9,859)	(47,814)	(2,077)
Increase in other assets	(4,531)	(7,001)	(17,926)
(Decrease) increase in accounts payable and other liabilities	(11,663)	(14,067)	10,155
Net cash provided by operating activities	124,535	55,165	106,007
Cash flows from investing activities:			
Additions to property, equipment and leasehold improvements	(95,311)	(71,914)	(75,168)
Acquisition of B.C. Moore, net of cash acquired	-	(35,622)	-
Proceeds from insurance and retirements of property, equipment and leasehold improvements	41	2,440	2,018
Net cash used in investing activities	(95,270)	(105,096)	(73,150)
Cash flows from financing activities:			
Proceeds from (payments on):			
Borrowings under revolving credit facility, net	49,869	13,635	-
Repurchases of common stock	(112,597)	(21,579)	(48,687)
Finance lease obligations	1,850	-	-
Debt obligation payments	(158)	(74)	(125)
Debt issuance	32,419	-	-
Debt issuance costs	(589)	-	-
Exercise of warrants	-	27,354	1,874
Exercise of stock options and stock appreciation rights	5,712	10,771	8,656
Excess tax benefits from stock-based compensation	3,801	6,925	-
Cash dividends	(8,410)	(4,918)	(1,347)
Net cash (used in) provided by financing activities	(28,103)	32,114	(39,629)
Net increase (decrease) in cash and cash equivalents	1,162	(17,817)	(6,772)
Cash and cash equivalents:			
Beginning of period	15,866	33,683	40,455
End of period	$ 17,028	$ 15,866	$ 33,683
Supplemental disclosures:			
Interest paid	$ 4,573	$ 4,191	$ 2,666
Income taxes paid	$ 7,700	$ 34,920	$ 30,917
Unpaid liabilities for capital expenditures	$ 10,366	$ 4,190	$ 1,340

The accompanying notes are an integral part of these statements.

Stage Stores, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount			
Balance, January 29, 2005	48,161	$ 482	$ 396,068	(6,938)	$ (94,828)	$ 180,002	$ (451)	$ 481,273
Net income	-	-	-	-	-	55,887	-	55,887
Employee benefit related adjustment, net of tax of $0.9 million	-	-	-	-	-	-	(1,530)	(1,530)
Comprehensive income								54,357
Dividends on common stock	-	-	-	-	-	(1,347)	-	(1,347)
Repurchases of common stock	-	-	-	(2,734)	(48,687)	-	-	(48,687)
Warrants exercised	-	-	1,874	-	-			1,874
Stock options exercised	1,389	14	8,642	-	-	-	-	8,656
Stock-based compensation expense	-	-	738	-	-	-	-	738
Stock-based compensation tax benefits	-	-	4,968	-	-	-	-	4,968
Balance, January 28, 2006	49,550	$ 496	$ 412,290	(9,672)	$ (143,515)	$ 234,542	$ (1,981)	$ 501,832
Cumulative effect of changes in accounting principles (Note 2)	-	-	-	-	-	(9,804)	-	(9,804)
Net income	-	-	-	-	-	55,302	-	55,302
Employee benefit related adjustment, net of tax of $0.6 million	-	-	-	-	-	-	1,000	1,000
Comprehensive income								56,302
Cumulative effect of adoption of SFAS No. 158, net of tax of $(0.6) million	-	-	-	-	-	-	(927)	(927)
Dividends on common stock	-	-	-	-	-	(4,918)	-	(4,918)
Issuance of stock award	10	-	-	-	-	-	-	-
Repurchases of common stock	-	-	-	(1,036)	(21,579)	-	-	(21,579)
Warrants exercised	3,338	33	27,321	-	-	-	-	27,354
Stock options exercised	1,445	14	10,757	-	-	-	-	10,771
Stock-based compensation expense	-	-	4,827	-	-	-	-	4,827
Stock-based compensation tax benefits	-	-	7,234	-	-	-	-	7,234
Recognition of pre-reorganization deferred tax assets	-	-	316	-	-	-	-	316
Balance, February 3, 2007	54,343	$ 543	$ 462,745	(10,708)	$ (165,094)	$ 275,122	$ (1,908)	$ 571,408
Net income	-	-	-	-	-	53,080	-	53,080
Employee benefit related adjustment, net of tax of $0.05 million							142	142
Comprehensive income								53,222
Dividends on common stock	-	-	-	-	-	(8,410)	-	(8,410)
Repurchases of common stock	-	-	-	(6,199)	(112,597)	-	-	(112,597)
Stock options exercised	724	8	5,704	-	-	-	-	5,712
Issuance of stock awards	46	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	7,695	-	-	-	-	7,695
Stock-based compensation tax benefits	-	-	3,816	-	-	-	-	3,816
Balance, February 2, 2008	55,113	$ 551	$ 479,960	(16,907)	$ (277,691)	$ 319,792	$ (1,766)	$ 520,846

The accompanying notes are an integral part of these statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of business: Stage Stores, Inc. (the "Company") is a Houston, Texas-based regional, specialty department store retailer offering moderately priced, nationally recognized brand name and private label apparel, accessories, cosmetics and footwear for the entire family. As of February 2, 2008, the Company operated 694 stores located in 35 states under the Stage, Bealls and Palais Royal names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states.

Principles of consolidation: The consolidated financial statements include the accounts of Stage Stores, Inc. and its subsidiary, Specialty Retailers, Inc. All intercompany transactions have been eliminated in consolidation.

Fiscal year: References to a particular year are to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31st of the following calendar year. For example, a reference to "2007" is a reference to the fiscal year ended February 2, 2008. Fiscal years 2007 and 2005 were 52 week years and fiscal 2006 was a 53 week year.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to inventory, deferred tax assets, goodwill, intangible asset, long-lived assets, sales returns, gift card breakage, pension obligations, self-insurance and contingent liabilities. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.

Stock Splits: On January 5, 2007 the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock, $.01 par value, which was paid in the form of a stock dividend on January 31, 2007 to shareholders of record at the close of business on January 18, 2007. The Company issued approximately 18.1 million shares of common stock as a result of the stock split.

On July 5, 2005, the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock, $.01 par value, which was paid in the form of a stock dividend on August 19, 2005 to shareholders of record of the Company's common stock at the close of business on August 4, 2005. The Company issued approximately 10.8 million shares of common stock as a result of the stock split.

The share and per share information included in these consolidated financial statements have been restated to reflect these stock splits for all periods presented.

Cash and cash equivalents: The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents.

Concentration of credit risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash. The Company's cash management and investment policies restrict investments to low-risk, highly-liquid securities and the Company performs periodic evaluations of the relative credit standing of the financial institutions with which it deals.

Merchandise inventories: The Company values its inventory at the lower of cost or market under a weighted average cost method (the "cost method") of accounting effective as of January 29, 2006. Prior to this date, the Company valued its inventory using the retail method of accounting. See Note 2 for a discussion on changes in accounting principles.

The following is a summary of other accounting policies related to merchandise inventories under the cost method:

Freight and Other Purchase Costs – The Company includes in inventory the cost of freight to the Company's distribution center and to stores as well as duties and fees related to import purchases. The Company also capitalizes distribution center costs associated with preparing inventory for sale, such as distribution payroll, benefits, occupancy, depreciation, and other direct operating expenses.

Lower of Cost or Market Reserve – The Company maintains a lower of cost or market reserve for inventory where the cost of an individual item is greater than the selling price less a reasonable profit margin net of incremental selling costs.

Vendor Allowances – The Company receives consideration from its merchandise vendors in the form of allowances and reimbursements. Given the promotional nature of the Company's business, the allowances are generally intended to offset the Company's costs of handling, promoting, advertising and selling the vendors' products in its stores. Vendor allowances related to the purchase of inventory, are recorded as a reduction to the cost of inventory until sold. Vendor allowances are recognized as a reduction of cost of goods sold or the related selling expense when the purpose for which the vendor funds were intended to be used has been fulfilled and amounts have been authorized by vendors.

Stock-based compensation: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment,* ("SFAS 123(R)") in the first quarter of 2006 using the modified prospective application method. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. See Note 9 for disclosures regarding stock-based compensation.

Property, equipment and leasehold improvements: Additions to property, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property, equipment and leasehold improvements acquired through the acquisitions have been recorded at estimated fair market values as of the date of acquisition. The estimated useful lives of leasehold improvements do not exceed the term of the related lease, including applicable available renewal options where appropriate. The estimated useful lives in years are generally as follows:

Buildings & improvements	20
Store and office fixtures and equipment	5-10
Warehouse equipment	5-15
Leasehold improvements- stores	5-15
Leasehold improvements- corporate office	20

Impairment of long-lived assets: Property, plant and equipment and other long-lived assets, including acquired definite-lived intangibles and other assets, are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets' physical condition, the future economic benefit of the asset, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from those estimates.

During 2007, 2006 and 2005, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trends indicated that the carrying value of leasehold improvements may not be fully recoverable. Impairment charges for these stores of $0.9 million, $1.0 million and $0.6 million were recorded in cost of sales on the consolidated statements of income in 2007, 2006 and 2005, respectively. The charges reflect the difference between these stores' carrying value and fair value.

Goodwill: Goodwill represents the excess of consideration over the fair value of tangible and intangible net assets acquired in connection with the acquisitions of Peebles Inc. ("Peebles") and B.C. Moore & Sons, Incorporated ("B.C. Moore").

Intangible asset: In connection with acquisitions, other intangible assets separate and apart from goodwill are required to be recognized if such assets arise from contractual or other legal rights or if such assets are separable from the acquired business. Determining a fair value for such items requires a high degree of judgment, assumptions and estimates. As a part of the acquisition of Peebles, the Company acquired the rights to the tradename and trademark (collectively the "Tradename") of "Peebles," which was identified as an indefinite life intangible. The value of the Tradename was determined to be $14.9 million at the time of the Peebles acquisition.

Impairment of goodwill and intangible asset: Goodwill and indefinite life intangible assets are not amortized but are tested for impairment annually or more frequently when indicators of impairment exist. The Company completed its annual impairment test during the fourth quarter of 2007 and determined there was no impairment of existing goodwill and the intangible asset.

Debt issuance costs: Debt issuance costs are accounted for as a deferred charge and amortized on a straight-line basis over the term of the related financing agreement. The balance of debt issuance costs is $1.1 million and $0.7 million, net of accumulated amortization of $1.7 million and $1.5 million at February 2, 2008 and February 3, 2007, respectively.

Financial instruments: The Company records all financial instruments at cost. The cost of all financial instruments approximates fair value.

Revenue recognition: Revenue from sales is recognized at the time of sale, net of any returns. The Company records deferred revenue on its balance sheet for the sale of gift cards and recognizes this revenue upon the redemption of gift cards in net sales. The Company similarly records deferred revenue on its balance sheet for merchandise credits issued related to customer returns and recognizes this revenue upon the redemption of the merchandise credits.

Gift card and merchandise credit liability: Unredeemed gift cards and merchandise credits are recorded as a liability. Gift card and merchandise credit breakage income ("breakage income") represents the balance of gift cards and merchandise credits for which the Company believes the likelihood of redemption is remote. Breakage income is recognized based on usage or actual redemptions as the cards are used. The Company's gift cards and merchandise credits are considered to be a large pool of homogeneous transactions. During the fourth quarter fiscal 2006, the Company accumulated enough historical data to determine the breakage rate and objectively determine the estimated time period of actual redemptions. As a result, the Company recognized approximately $4.6 million of breakage income in 2006. As 2006 was the first year in which the Company recognized breakage income, the amount recognized included the breakage income related to gift cards sold and merchandise credits issued since the inception of the various programs. The Company recognized approximately $1.4 million of breakage income in 2007. This income is recorded as other income and is included in the Consolidated Statement of Income as a reduction in selling, general and administrative expenses.

Store opening expenses: Costs related to the opening of new stores are expensed as incurred. Store opening expenses include the rent accrued during the rent holiday period on new and relocated stores.

Advertising expenses: Advertising costs are charged to operations when the related advertising takes place. Advertising costs were $64.0 million, $54.8 million and $48.9 million, for 2007, 2006 and 2005, respectively, which are net of advertising allowances received from vendors of $13.0 million, $10.9 million and $9.6 million, respectively.

Rent expense: The Company records rent expense on a straight-line basis over the lease term, including the build out period, and where appropriate, applicable available lease renewal option periods. The difference between the payment and expense in any period is recorded as deferred rent in other long-term liabilities in the Consolidated Balance Sheets. The Company records construction allowances from landlords when earned as a deferred rent credit in other long-term liabilities. Such deferred rent credit is amortized over the related term of the lease, commencing the date the Company earns the construction allowance, as a reduction of rent expense. The deferred rent credit was $54.9 million and $38.3 million as of February 2, 2008 and February 3, 2007, respectively.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Income taxes: The provision for income taxes is computed based on the pretax income included in the Consolidated Statements of Income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax basis of assets and liabilities. A valuation allowance is established if it is more likely than not that some portion of the deferred tax asset will not be realized. See Note 12 for additional disclosures regarding income taxes and deferred income taxes.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48") on February 4, 2007 and has evaluated and concluded that there were no significant uncertain tax positions, as defined by FIN 48, requiring recognition in its financial statements.

Earnings per share: Basic earnings per share is computed using the weighted average number of common shares outstanding during the periods. Diluted earnings per share is computed using the weighted average number of common shares as well as all potentially dilutive common share equivalents outstanding. Stock options, stock appreciation rights ("SARs") and non-vested stock grants were the only potentially dilutive share equivalents the Company had outstanding at February 2, 2008. The Company's earnings per share computations for 2006 and 2005 were impacted by warrants outstanding and exercised during 2006.

The following table summarizes the components used to determine total diluted shares (in thousands):

	Fiscal Year		
	2007	2006	2005
Basic weighted average shares outstanding	41,764	41,559	40,569
Effect of dilutive securities:			
Stock options, SARs and non-vested stock grants	956	1,428	1,610
Warrants	-	1,124	1,861
Diluted weighted average shares outstanding	42,720	44,111	44,040

The following table summarizes the number of options and SARs to purchase shares of common stock that were outstanding but were not included in the computation of diluted earnings per share because the exercise price of the options and SARs was greater than the average market price of the common shares (in thousands):

	Fiscal Year		
	2007	2006	2005
Number of anti-dilutive options and SARs outstanding	1,325	43	357

Recent accounting standards: In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, which the Company adopted on February 3, 2008. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company has not elected the fair value option for any existing or any new instruments that were not previously accounted for at fair value.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 requires an employer to recognize an asset for a plan's over funded status or a liability for a plan's under funded status, measure a plan's assets and its obligations that determine its funded status as of the date of the employer's fiscal year-end, and recognize changes in the funded status in the year in which the changes occur. The Company adopted this statement during fiscal 2006. See Note 10. Effective for fiscal years ending after December 15, 2008, SFAS 158 requires a company to measure the funded status of a plan as of the date of its year-end statement of financial position. As of the end of 2008, the Company will be required to measure the funded status of its plans as of January 31, 2009. The Company is currently assessing the impact of the change in the measurement date provision of this statement on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which the Company adopted on February 3, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1 and No. FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, and removes certain leasing transactions from the scope of SFAS No. 157. SFAS No. 157 is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that a company recognize in its consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transitions. The Company adopted FIN 48 on February 4, 2007 and has evaluated and concluded that there were no significant uncertain tax positions, as defined by FIN 48, requiring recognition in its financial statements. See Note 12.

In May 2007, the FASB issued FSP FIN 48-1, *Definition of "Settlement" in FASB Interpretation No. 48*, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Our initial adoption of FIN 48 was consistent with the provisions of this FSP; therefore, this pronouncement did not have an impact on the Company's consolidated financial statements.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement* ("EITF 06-03"). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value added and certain excise taxes is an accounting policy decision that should be disclosed in a company's financial statements. Additionally, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The Company adopted the provisions of EITF 06-03 on February 4, 2007 and presents taxes within the scope of this issue on a net basis. This statement did not have a material impact on the Company's consolidated financial statements.

NOTE 2 – CHANGES IN ACCOUNTING PRINCIPLES

The Company changed its method of accounting for merchandise inventories from the retail method to the weighted average cost method (the "cost method") as of the beginning of 2006. The Company believes the cost method is preferable as it results in an inventory valuation that more closely reflects the acquisition cost of the Company's inventory. In addition, the cost method provides for a better matching of cost of sales with related sales. Cost of sales under the cost method represents the weighted average cost of the individual item sold rather than the cost of an item based on an average margin realized on an entire department as under the retail method. In connection with the change in its method of accounting for merchandise inventories to the cost method, the Company also changed its accounting policy related to its historical treatment of distribution center costs associated with preparing inventory for sale, such as distribution payroll, benefits, occupancy, depreciation and other direct operating expenses, and now capitalizes these related costs. The Company believes it is preferable to capitalize these costs as it incorporates a key component of the costs associated with preparing inventory for sale into the valuation of inventory on a cost basis and achieves a better matching of cost of sales with related sales. The effect of the changes in accounting principles for periods prior to 2006 was not determinable as the period-specific information required to value inventory on the cost method was not available for periods prior to January 29, 2006. As stated in SFAS No. 154, *Accounting Changes and Error Correction* ("SFAS 154"), when it is impracticable to determine the cumulative effect of applying a change in accounting principle to any prior period, the new accounting principle shall be applied as if the changes were made prospectively as of the earliest date practicable. Therefore, the Company adopted the new methods of accounting for inventory retrospectively to January 29, 2006, the first day of 2006. The effect of the changes in accounting principles on inventory values as of the beginning of 2006 was a net reduction of $15.6 million, of which $21.5 million was a reduction related to the change to the cost method, partially offset by a $5.9 million increase related to capitalizing distribution center costs. Approximately $9.8 million, net of tax of approximately $5.8 million, was recorded as a reduction of retained earnings in the Statement of Stockholders' Equity as of the beginning of 2006.

NOTE 3 – ACQUISITION OF B.C. MOORE

On February 27, 2006, the Company acquired 100% of the common stock of privately held B.C. Moore. In purchasing B.C. Moore, the Company acquired 78 retail locations, which were located in small markets throughout Alabama, Georgia, North Carolina and South Carolina. Following the acquisition, the Company completed the conversion of 69 of the acquired stores to its Peebles name and format in 2006. The remaining 9 non-converted stores were closed. The acquisition expanded and strengthened the Company's position in the Southeastern United States, and is consistent with its corporate strategy of increasing the concentration of its store base into smaller markets. The purchase price of the acquisition was approximately $35.6 million, net of cash acquired, and was negotiated as an arms length transaction between two unrelated entities. The acquisition was accounted for under the purchase method of accounting, and accordingly, the results of operations of B.C. Moore have been included in the Company's consolidated financial statements from the date of acquisition, which for accounting purposes was February 26, 2006, the beginning of the Company's second fiscal period. As of February 2, 2008, the Company has recorded goodwill of $16.0 million related to this acquisition, which is not deductible for tax purposes.

NOTE 4 - PRIVATE LABEL CREDIT CARD PORTFOLIOS

On September 12, 2003, the Company sold the Stage Stores portfolio (the "Stage Portfolio") of private label credit card accounts, as well as other assets related to its private label credit card program, to World Financial Network National Bank (the "Bank") and Alliance Data Systems, Inc. ("ADS"). As part of the sale, the Company entered into a ten year program agreement (the "Program Agreement") as of the sale date with ADS. In connection with the sale, the Company received prepaid marketing funds of $13.3 million, which are being recognized as an offset to marketing expense pro rata over the ten year term of the agreement. At February 2, 2008 and February 3, 2007, $6.2 million and $7.5 million, respectively, of these prepaid marketing funds were recorded as non-current liabilities. The Program Agreement was amended and restated on March 5, 2004 (the "Amended and Restated Program Agreement") in connection with the sale of Peebles Inc.'s private label credit card portfolio as discussed below. Under the agreement as it relates to the Stage Portfolio, during the initial year credit sales were processed at no charge (i.e., discount) to the Company. Beginning October 1, 2004, and adjusted quarterly thereafter based on the then trailing twelve month portfolio performance, if the defined net yield is above or below the specified range, the Company receives a premium or pays a discount on sales generated using the private label credit card equal to 50% of the excess or shortfall of the specified yield range divided by the defined portfolio yield turn rate. The Amended and Restated Program Agreement provides for automatic one-year renewal terms at expiration. The Company realized $5.0 million, $5.0 million and $4.9 million of premiums on credit sales related to this agreement during 2007, 2006 and 2005, respectively, which have been recorded as a reduction to selling, general and administrative expenses.

On November 4, 2003, the Company acquired Peebles, a privately held, similarly focused retail company headquartered in South Hill, Virginia. In this acquisition, the Company also acquired Peebles' private label credit card portfolio. On March 5, 2004, the Company sold this private label credit card portfolio to the Bank. At closing, the Company received consideration of $34.8 million, which approximated the amount of account balances outstanding at the time of closing. Under the terms of the Amended and Restated Program Agreement, the Company was obligated to reimburse the Bank up to a total of $3.5 million, based on the non-attainment of a defined net portfolio yield performance during the first three years after the sale (the "Measurement Period"), with a calculation of the cumulative amount due related to this obligation on each of the first three anniversary dates of the agreement. At the time of the sale, an estimated liability of $3.5 million was recorded for this potential obligation. The Amended and Restated Program Agreement also provides for the Company to receive 50% of the excess collected yield above the defined portfolio yield performance through the third and final Measurement Period.

The Company paid the Bank approximately $0.5 million after the first year of the Measurement Period, which reduced the recorded liability to $3.0 million, as a result of the actual net portfolio yield falling below the defined net portfolio yield during the initial year of the Measurement Period. Based on the improving trend in the actual net portfolio yield during 2005, the Company recorded a benefit of $3.0 million to reverse the remaining recorded liability related to the Peebles private label credit card portfolio. The Company received $1.3 million in April 2006 after the second year of the Measurement Period. This amount represented repayment of the approximately $0.5 million paid to the Bank after the first year of the Measurement Period, as well as approximately $0.8 million in proceeds as a result of the 50% sharing arrangement on collected yield above the defined portfolio yield through the second anniversary date of the Amended and Restated Program Agreement. The Company deferred recognition of this $1.3 million gain until after the third and final year of the Measurement Period, which fell in the first quarter of 2007. The Company received an additional $1.3 million in April 2007, which it also recognized in fiscal 2007.

In connection with the acquisition of B.C. Moore (see Note 3), the Company acquired the B.C. Moore private label credit card portfolio. On June 30, 2006, the Company sold this private label credit card portfolio to the Bank. At closing, the Company received consideration of approximately $4.4 million and has no further obligation with regard to the sale of this portfolio.

NOTE 5 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements were as follows (in thousands):

	February 2, 2008	February 3, 2007
Land	$ 1,722	$ 1,732
Buildings and improvements	14,721	14,760
Fixtures and equipment	298,128	252,833
Leasehold improvements	230,923	176,675
	545,494	446,000
Accumulated depreciation	215,785	167,161
	$ 329,709	$ 278,839

Depreciation expense was $49.6 million, $45.5 million and $41.2 million for fiscal years 2007, 2006 and 2005, respectively.

NOTE 6 - DEBT OBLIGATIONS

Debt obligations consist of the following (in thousands):

	February 2, 2008	February 3, 2007
Revolving Credit Facility	$ 63,504	$ 13,635
Equipment financing	32,419	-
Finance lease obligations	4,671	2,979
	100,594	16,614
Less: Current portion of debt obligations	6,158	86
	$ 94,436	$ 16,528

Minimum annual payments required under existing finance lease obligations (net of present value thereof) as of February 2, 2008 are as follows (in thousands):

	Minimum Lease Payments	Less: Interest	Net Present Value
2008	$ 780	$ 545	$ 235
2009	780	518	262
2010	780	487	293
2011	780	452	328
2012	780	413	367
Thereafter	4,545	1,359	3,186
Total	$ 8,445	$ 3,774	$ 4,671

On April 20, 2007, the Company amended its $250.0 million senior secured revolving credit facility (the "Revolving Credit Facility"), that originally would have matured on August 21, 2008, to, among other things, (i) extend its term for five years through April 20, 2012, (ii) include an uncommitted accordion feature to increase the size of the Revolving Credit Facility to $350.0 million and (iii) reduce the applicable margin rates by fifty basis points on Eurodollar rate based borrowings. Borrowings under the Revolving Credit Facility are limited to the availability under a borrowing base that is determined principally on eligible inventory as defined by the Revolving Credit Facility agreement. The daily interest rates under the Revolving Credit Facility are determined by a prime rate or Eurodollar rate plus an applicable margin as set forth in the Revolving Credit Facility agreement. Inventory and cash and cash equivalents are pledged as collateral under the Revolving Credit Facility. The Revolving Credit Facility is used by the Company to provide financing for working capital, capital expenditures, interest payments and other general corporate purposes, as well as to support its outstanding letters of credit requirements. During 2007 and 2006, the weighted average interest rate on outstanding borrowings and the average daily borrowings under the Revolving Credit Facility were 6.2% and $46.7 million and 6.9% and $42.5 million, respectively.

The Company also issues letters of credit to support certain merchandise purchases and to collateralize retained risks and deductibles under various insurance programs. The Company had outstanding letters of credit totaling approximately $11.2 million at February 2, 2008, all of which were collateralized by the Company's Revolving Credit Facility. These letters of credit expire within twelve months of issuance. Excess borrowing availability under the Revolving Credit Facility at February 2, 2008, net of letters of credit outstanding and outstanding borrowings, was $137.3 million.

The Revolving Credit Facility contains covenants which, among other things, restrict, based on required levels of excess availability, (i) the amount of additional debt or capital lease obligations, (ii) the payment of dividends and repurchase of common stock under certain circumstances and (iii) related party transactions. At February 2, 2008, the Company was in compliance with all of the debt covenants of the Revolving Credit Facility.

During the fourth quarter of 2007, the Company borrowed $32.4 million under equipment financing notes bearing interest ranging from 5.1% to 6.0%. The notes are payable in monthly installments over a five year term and are secured by certain fixtures and equipment.

While infrequent in occurrence, occasionally the Company is responsible for the construction of leased stores and for paying project costs. EITF Issue No. 97-10, *The Effect of Lessee Involvement in Asset Construction,* ("EITF 97-10") requires the Company to be considered the owner (for accounting purposes) of this type of project during the construction period. Such leases are accounted for as finance lease obligations with the amounts received from the landlord being recorded in debt obligations. Interest expense is recognized at a rate that will amortize the finance lease obligation over the initial term of the lease. As a result, the Company has recorded finance lease obligations with interest rates ranging from 8.0% to 16.9% on its Consolidated Balance Sheet related to three store leases as of February 2, 2008 and two stores as of February 3, 2007, where EITF 97-10 was applicable.

NOTE 7 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows (in thousands):

	February 2, 2008	February 3, 2007
Accrued compensation and benefits	$ 12,756	$ 22,053
Accrued occupancy	9,953	9,253
Gift card and merchandise credit liability	8,949	8,564
Sales and use tax	5,845	8,015
Other	29,035	27,256
	$ 66,538	$ 75,141

NOTE 8 - STOCKHOLDERS' EQUITY

The Company initiated a quarterly cash dividend of $0.017 per share during the third quarter of 2005 and during the second quarter of 2006 the Company increased its quarterly cash dividend to $0.033 per share. The quarterly cash dividend was further increased to $0.05 per share in the first quarter of 2007. On February 29, 2008, the Company announced that its Board declared a quarterly cash dividend of $0.05 per share of common stock, which was paid on March 26, 2008 to shareholders of record on March 11, 2008.

The Company's Board of Directors has approved various stock repurchase programs, all of which have been completed. The stock repurchase programs permitted the Company to repurchase its outstanding common stock from time to time in the open market or through privately negotiated transactions including, but not limited to, accelerated share repurchases, as deemed appropriate by the Company. The Board has also granted the Company the authority to repurchase additional amounts of its outstanding common stock using available proceeds from the exercise of stock options as well as the tax benefits that will accrue to the Company from the exercise of stock options, SARs and other equity grants. At February 2, 2008, approximately $1.5 million was available to the Company for stock repurchases with proceeds and tax benefits from the exercise of its equity grants. In addition, the Company paid $0.4 million on behalf of the recipients who relinquished shares to satisfy the tax liability associated with performance shares and stock awards.

Prior to their expiration on August 23, 2006, 3.3 million of the Company's warrants were exercised, with one share of common stock issued for each warrant exercised.

NOTE 9 – STOCK BASED COMPENSATION

In the first quarter of 2006, the Company adopted the provisions of SFAS 123(R), using the modified prospective application method. Accordingly, compensation expense has been recorded ratably in selling, general and administrative expense for any remaining unvested stock options as of the effective date and for any new awards issued thereafter. Prior periods presented have not been restated.

The provisions of SFAS 123(R) require an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. That cost is recognized in the Consolidated Statements of Income over the period during which an employee is required to provide service in exchange for the award. In addition, SFAS 123(R) requires that excess tax benefits realized from the exercise of stock options be reported as a financing cash inflow instead of as a reduction of taxes paid in cash flows from operations in the Consolidated Statements of Cash Flows.

The following table summarizes the stock compensation expense by type of grant for fiscal years 2007 and 2006 (in thousands, except per share amounts):

	2007	2006
Stock options and SARs	$ 4,467	$ 3,198
Non-vested stock	1,552	597
Performance shares	1,676	1,032
Total compensation expense	7,695	4,827
Related tax benefit	(2,889)	(1,786)
	$ 4,806	$ 3,041
Earnings per share:		
Basic	$ 0.12	$ 0.07
Diluted	0.11	0.07

As of February 2, 2008, the Company had unrecognized compensation cost of $10.4 million related to stock-based compensation awards granted. That cost is expected to be recognized over a weighted average period of 1.4 years.

Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation using the intrinsic value method, prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost related to stock options was reflected in net income in 2005, as all such options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant. All options granted were non-qualified option grants. Net income in 2005, as reported, did include the compensation expense in selling, general and administrative expense related to performance shares and non-vested stock granted to members of senior management. Compensation expense for the performance shares, recognized ratably over the performance period, was primarily based on the anticipated number of shares and the related market value of such shares to be awarded at the end of the performance period. Compensation expense for the shares of stock granted was being recognized ratably over the vesting period and was based on the market value at the date of grant.

The following table illustrates the effect on net income and earnings per share for fiscal 2005, as if the Company had applied the fair value recognition provisions of SFAS 123, *Accounting for Stock-Based Compensation,* for the grant of stock-based compensation (in thousands, except per share amounts):

	Fiscal Year 2005
Net income, as reported	$ 55,887
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	465
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,515)
Pro forma net income	$ 53,837
Earnings per share:	
Basic - as reported	$ 1.38
Basic - pro forma	1.33
Diluted - as reported	$ 1.27
Diluted - pro forma	1.22

The following table provides the significant weighted average assumptions used in determining the estimated fair value at the date of grant under the Black-Scholes option-pricing model for stock options and SARs granted in fiscal years 2007, 2006 and 2005:

	Fiscal Year		
	2007	2006	2005
Expected volatility	30.7% - 30.8%	32.7% - 38.1%	32.9%- 33.8%
Weighted average volatility	30.8%	37.0%	33.2%
Risk free rate	4.5% - 5.0%	4.7% - 4.9%	3.7% - 4.8%
Expected life of options (in years)	4.5	3.0 - 4.7	3.0 - 4.0
Expected dividend yield	0.9% - 1.0%	0.3% - 0.6%	0.0% - 0.2%

The expected volatility was based on historical volatility for a period equal to the award's expected life. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time outstanding) of awards granted was estimated using the historical exercise behavior of employees. The dividend yield is based on the current dividend payout activity and the current average market price of the Company's stock.

Stock Incentive Plan

As approved by the Company's shareholders, the Company established the Amended and Restated 2001 Equity Incentive Plan (the "Equity Incentive Plan") to reward, retain and attract key personnel. The Equity Incentive Plan provides for grants of nonqualified or incentive stock options, SARs, performance shares or units, stock units and stock grants. To fund the Equity Incentive Plan, 12,375,000 shares of the Company's common stock have been reserved for issuance upon exercise of awards.

Stock Options and SARs

The right to exercise stock options and SARs, to be settled by issuance of common stock, generally vests over four years from the date of grant, with 25% vesting at the end of each of the first four years following the date of grant. Options issued prior to January 29, 2005, will generally expire if not exercised ten years from the date of the grant while options and SARs granted after that date generally expire if not exercised seven years from the date of grant. The weighted average grant date fair value for options and SARs granted during fiscal 2007, 2006 and 2005 is $6.90, $6.76 and $5.95, respectively.

A summary of option and SARs activity under the Equity Incentive Plan as of February 2, 2008, and changes during the fifty-two weeks ended February 2, 2008, are detailed below:

	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at February 3, 2007	4,562,836	$ 12.09		
Granted	724,758	22.49		
Exercised	(722,561)	7.90		
Forfeited	(217,898)	14.68		
Outstanding at February 2, 2008	4,347,135	$ 14.16	4.8	$ 9,937
Vested or expected to vest at February 2, 2008	4,223,602	$ 13.99	4.7	$ 9,937
Exercisable at February 2, 2008	2,591,727	$ 10.27	4.3	$ 9,937

The following table summarizes information about stock option awards and SARs that were not yet vested as of February 2, 2008 as well as changes for the fifty-two weeks ended February 2, 2008:

Stock Options/ SARs	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at February 3, 2007	1,763,883	$ 6.15
Granted	724,758	6.90
Vested	(515,335)	5.66
Forfeited	(217,898)	6.27
Non-vested at February 2, 2008	1,755,408	6.57

The aggregate intrinsic value of options and SARs, defined as the amount by which the market price of the underlying stock on the date of exercise exceeds the exercise price of the option, exercised during fiscal 2007, 2006 and 2005 was $10.4 million, $20.0 million and $13.6 million, respectively.

Non-vested Stock

The Company has granted shares of non-vested stock, which generally cliff vest at the end of three years, to members of management and independent directors. The following table summarizes information about the nonvested stock granted by the Company as of February 2, 2008:

Non-vested Stock	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at February 3, 2007	101,416	$ 19.49
Granted	95,066	21.04
Vested	(38,142)	17.06
Forfeited	(5,227)	21.90
Outstanding at February 2, 2008	153,113	21.05

The aggregate intrinsic value of non-vested stock that vested during fiscal 2007 and 2006 was $0.7 million and $0.3 million, respectively. The weighted-average grant date fair value for non-vested shares granted in 2007 and 2006 was $21.04 and $20.38, respectively. The non-vested stock converts one for one to common stock at the end of the vesting period at no cost to the employee to whom it is awarded. The payment of the tax liability for the non-vested shares that vested during fiscal 2007 was satisfied by withholding shares with a fair value equal to the tax liability, thus the actual number of shares issued was 28,223.

Performance Shares

The Company has granted performance shares to members of management as a means of rewarding them for long-term performance based on shareholder return performance measures. The actual number of shares to be issued, at no cost to the grant recipient in exchange for performance shares at the end of the three-year performance periods, will be based on the level of attainment of specific performance measures. The actual number of shares that could be issued ranges from zero to a maximum of two times the number of granted shares outstanding as reflected in the table below. Compensation expense based on the fair value at grant date and the anticipated number of shares of the Company's common stock, determined on a Monte Carlo probability model, is being recorded ratably over the vesting period. Grant recipients do not have any rights of a shareholder in the Company with respect to common shares issuable under the grant until the shares have been issued.

The following table summarizes information about the performance shares granted by the Company as of February 2, 2008:

Period Granted	Target Shares Granted	Target Shares Forfeited	Target Shares Outstanding	Weighted Average Grant Date Fair Value per Share
2005	62,915	(3,448)	59,467	$ 17.01
2006	98,088	(6,000)	92,088	19.19
2007	78,500	(4,000)	74,500	22.96
Total	239,503	(13,448)	226,055	

During 2007, 27,691 shares with an aggregate intrinsic value of $0.6 million were deemed to have been earned related to the 2004 performance share grant. The payment of the tax liability was satisfied by withholding shares with a fair value equal to the tax liability, thus the actual number of shares issued was 18,776. On March 28, 2008, no shares of common stock were deemed to have been earned related to the 2005 performance stock grant.

NOTE 10 - BENEFIT PLANS

401(k) Plans: The Company has a contributory 401(k) savings plan (the "401(k) Plan") covering substantially all qualifying employees. Under the 401(k) Plan, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. The Company currently matches 50% of each participant's contributions, limited up to 6% of each participant's compensation under the Plan. The Company may make discretionary matching contributions during the year. The Company's matching contributions expense for the 401(k) Plan were approximately $1.2 million, $1.2 million and $1.1 million in 2007, 2006 and 2005, respectively.

Deferred Compensation Plans: The Company has two deferred compensation plans (the "Deferred Compensation Plans") which provide executives, certain officers and key employees of the Company with the opportunity to participate in unfunded, deferred compensation programs that are not qualified under the Internal Revenue Code of 1986, as amended, (the "Code"). Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plans are intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plans, participants may defer up to 50% of their base salary and up to 100% of their bonus and earn a rate of return based on actual investments chosen by each participant. The Company has established grantor trusts for the purposes of holding assets to provide benefits to the participants. The total value of assets held in the grantor trusts at February 2, 2008 and February 3, 2007 recorded in other non-current assets, net were $21.9 million and $17.9 million, respectively. For the plan involving the executives and certain officers, the Company will match 100% of each participant's contributions, up to 10% of the sum of their base salary and bonus. For the plan involving other key employees, the Company may make a bi-weekly discretionary matching contribution. The Company currently matches 50% of each participant's contributions, up to 6% of the participant's compensation offset by the contribution the Company makes to the participant's 401(k) account, if any. For both plans, Company contributions are vested 100%. In addition, the Company may, with approval by the Board of Directors, make an additional employer contribution in any amount with respect to any participant as is determined in its sole discretion. The Company's matching contribution expense for the Deferred Compensation Plans was approximately $1.1 million, $1.2 million and $1.1 million, for 2007, 2006 and 2005, respectively. At February 2, 2008 and February 3, 2007, $21.9 million and $17.9 million, respectively, were included in other long-term liabilities related to these deferred compensation plans.

Non-Employee Director Equity Compensation Plan: In 2003, the Company adopted, and the Company's shareholders approved, the 2003 Non-Employee Director Equity Compensation Plan. 150,000 shares of the Company's stock have been reserved to fund this plan. Under this plan, non-employee Directors have the option to defer all or a portion of their annual compensation fees and to receive such deferred fees in the form of restricted stock or deferred stock units as defined in this plan. At February 2, 2008 and February 3, 2007, $0.1 million and $0.2 million, respectively, was deferred under this plan.

Frozen Defined Benefit Plans: The Company sponsors a defined benefit plan, which covers substantially all employees who had met eligibility requirements and were enrolled prior to June 30, 1998 (the "Stage Plan"). This plan was frozen effective June 30, 1998. In connection with the acquisition of Peebles, the Company acquired the Employees Retirement Plan of Peebles Inc., which covers certain participants who, in 1997, had reached certain age and years of service requirements. This plan was closed to new participants at February 1, 1998. In connection with the acquisition of B.C. Moore, the company acquired the Pension Plan of B.C. Moore & Sons, Inc., which covers certain participants who had reached certain age and years of service requirements. This plan was closed to new participants and was frozen effective January 31, 2006. Benefits for the plans (the "Retirement Plans" or the "Plans") are administered through trust arrangements, which provide monthly payments or lump sum distributions. Benefits under the Plans were based upon a percentage of the participant's earnings during each year of credited service. Any service after the date the Plans were frozen will continue to count toward vesting and eligibility for normal and early retirement for existing participants. The measurement date used to determine pension benefit obligations was January 31, 2008 for the plan acquired from Peebles and December 31, 2007 for the Stage Plan and acquired B.C. Moore Plan which was merged into the Stage Plan as of December 31, 2007.

Information regarding the Retirement Plans is as follows (in thousands):

	Fiscal Year	
	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 44,463	$ 37,312
Acquisition of B.C. Moore, February 27, 2006	-	12,319
Service cost	19	38
Interest cost	2,464	2,627
Actuarial gain	(1,003)	(2,369)
Plan disbursements	(4,187)	(2,583)
Settlement or curtailment	(54)	(2,881)
Projected benefit obligation at end of year	41,702	44,463
Change in plan assets:		
Fair value of plan assets at beginning of year	31,132	26,552
Acquisition of B.C. Moore, February 27, 2006	-	6,595
Actual return on plan assets	1,721	2,268
Employer contributions	7,235	1,181
Plan disbursements	(4,187)	(2,583)
Settlement paid	-	(2,881)
Fair value of plan assets at end of year	35,901	31,132
Funded status	(5,801)	(13,331)
Amount recognized in the consolidated balance sheet consist of:		
Accrued benefit liability - current portion	-	(947)
Accrued benefit liability - non-current portion	(5,801)	(12,384)
Amount recognized in accumulated other comprehensive loss, pre-tax (1)	2,848	3,040

(1) Consists solely of net actuarial losses as there are no prior service costs.

	2007	2006
Weighted-average assumptions:		
For determining benefit obligations at year-end:		
Discount rate	6.25%	6.00%
Rate of compensation increase	N/A	3.00%
For determining net periodic cost for year:		
Discount rate	6.00%	5.50%
Rate of compensation increase (2)	3.00%	3.00%
Expected return on assets	7.50% - 8.00%	7.60%

(2) Applicable only to Peebles plan representing $1.8 million and $2.3 million of the total $41.7 million and $44.5 million projected benefit obligation at February 2, 2008 and February 3, 2007, respectively.

The discount rate was selected by benchmarking the approximated cash flows of the plan to the Citigroup Pension Liability Index, adjusted to the next 25 basis points. The Company uses long-term historical actual return data considering the mix of investments that comprise plan assets to develop its expected return on plan assets. The Plans' trustees have engaged investment advisors to monitor performance of the investments of the Plans' assets and consult with the Plans' trustees. The Plans' assets are invested in funds managed by third party fiduciaries.

The allocations of Plans' assets by category are as follows:

	2008 Target	Fiscal Year	
	Allocation	2007	2006
Equity securities	60 %	42 %	58 %
Fixed income securitities	35	46	25
Managed futures (1)	-	5	6
Other - primarily cash	5	7	11
Total	100 %	100 %	100 %

(1) Comprised of separate funds employing diversified long/short strategies.

The Company employs a total return investment approach whereby a mix of equities, fixed income and managed futures investments are used to maximize the long-term return on plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified mix of equity, fixed-income and managed futures funds. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. The fixed income securities investments are diversified across U.S. government securities, high quality corporate securities and fixed income funds. The managed futures funds employ diversified long/short investment strategies. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and annual liability measurements.

The components of net periodic benefit cost for the Retirement Plans were as follows (in thousands):

	Fiscal Year		
	2007	2006	2005
Net periodic benefit cost for the fiscal year:			
Service cost	$ 19	$ 38	$ 49
Interest cost	2,464	2,627	2,090
Expected return on plan assets	(2,451)	(2,504)	(2,080)
Net loss amortization	24	197	-
Net periodic pension cost	56	358	59
(Gain) or loss due to settlement or curtailment	(160)	(119)	27
Total pension (income) cost	$ (104)	$ 239	$ 86

Other changes in plan assets and benefit obligations recognized in other comprehensive loss are as follows (in thousands):

	Fiscal Year	
	2007	2006
Amortization of net loss	$ 82	$ 197
Net gain	(274)	(301)
Net recognized in other comprehensive loss	$ (192)	$ (104)

The estimated net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $0.

The Company's funding policy is to make contributions to maintain the minimum funding requirements for its pension obligations in accordance with the Employee Retirement Income Security Act. The Company may elect to contribute additional amounts to maintain a level of funding to minimize the Pension Benefit Guaranty Corporation premium costs or to cover short-term liquidity needs of the plans in order to maintain current invested positions. The Company expects to contribute approximately $0.4 million during 2008.

On August 6, 2007, the Company notified the participants of the Peebles Plan that this plan will be terminated. The actual termination date of the Peebles Plan, which was conveyed in the participant notification, was on October 15, 2007. The curtailment gain related to the Peebles Plan termination that was realized during the third quarter of 2007 amounted to $0.1 million. Participants may be offered immediate lump sum distributions or the election of receiving an annuity at the time the Peebles Plan is settled, which is expected to be in fiscal 2008.

The following benefit payments are expected to be paid (in thousands) which includes Peebles benefit payments of $2.0 million to be paid in fiscal 2008 assuming plan liquidation within 2008:

Fiscal Year	
2008	$ 4,624
2009	3,103
2010	3,213
2011	3,031
2012	3,254
Fiscal years 2013 - 2017	16,532

The accumulated benefit obligation for the plans was $41.7 million and $42.9 million at February 2, 2008 and February 3, 2007, respectively. The accumulated benefit obligation was in excess of plan assets for all plans.

NOTE 11 - OPERATING LEASES

The Company leases stores, its corporate headquarters and equipment under operating leases. Such leases generally contain renewal options and require that the Company pay for utilities, taxes and maintenance expense. A number of store leases provide for escalating minimum rent. The Company records rent expense on a straight-line basis, evenly dividing rent expense over the lease term, including the build-out period, and where appropriate, applicable available lease renewal option periods. The difference between the payment and expense in any period is recorded as deferred rent in other long-term liabilities in the Consolidated Balance Sheets. The Company records construction allowances from landlords as a deferred rent credit in the Consolidated Balance Sheets. Such deferred rent credit is amortized over the related term of the lease, commencing with the date the Company earns the construction allowance, as a reduction of rent. Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent but are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

The Company has renewal options for most of its store leases. Rent expense for operating leases for fiscal years 2007, 2006 and 2005 was $64.0 million, $58.2 million and $54.6 million, respectively, and includes minimum rentals of $59.7 million, $53.8 million and $49.1 million in 2007, 2006 and 2005, respectively. Rent expense also includes contingent rentals of $4.6 million, $5.9 million and $5.6 million in 2007, 2006 and 2005, respectively, and sublease rental income of $0.1 million, $0.1 million and $0.1 million in 2007, 2006 and 2005, respectively.

Minimum rental commitments on long-term non-cancelable operating leases at February 2, 2008, net of sub-lease rental income, are as follows (in thousands):

Fiscal Year	
2008	57,714
2009	55,750
2010	49,380
2011	42,512
2012	36,577
Thereafter	136,820
Total	$ 378,753

NOTE 12 - INCOME TAXES

All Company operations are domestic. Income tax expense consisted of the following (in thousands):

	Fiscal Year		
	2007	2006	2005
Federal income tax expense:			
Current	$ 9,351	$ 24,598	$ 32,386
Deferred	19,727	5,377	(2,252)
	29,078	29,975	30,134
State income tax expense:			
Current	1,520	1,199	1,444
Deferred	1,318	1,305	1,244
	2,838	2,504	2,688
	$ 31,916	$ 32,479	$ 32,822

Reconciliation between the federal income tax expense charged to income before income tax computed at statutory tax rates and the actual income tax expense recorded follows (in thousands):

	Fiscal Year		
	2007	2006	2005
Federal income tax expense at the statutory rate	$ 29,748	$ 30,724	$ 31,048
State income taxes, net	1,845	1,627	1,747
Other, net	323	128	27
	$ 31,916	$ 32,479	$ 32,822

Deferred tax assets (liabilities) consist of the following (in thousands):

	February 2, 2008	February 3, 2007
Gross deferred tax assets		
Net operating loss carryforwards	$ 4,545	$ 5,177
Accrued expenses	3,532	3,808
Pension obligations	2,204	4,973
Lease obligations	22,890	14,934
Inventory	-	13,494
Deferred compensation	12,501	8,148
Deferred income	4,322	7,574
	49,994	58,108
Gross deferred tax liabilities:		
State income taxes	(762)	(1,229)
Inventory	(6,750)	-
Depreciation and amortization	(37,365)	(30,705)
Other	(272)	(234)
	(45,149)	(32,168)
Valuation allowance	(1,805)	(1,805)
Net deferred tax assets	$ 3,040	$ 24,135

The non-current portion of net deferred tax assets is reflected in other assets.

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("SFAS 109") requires recognition of future tax benefits of deferred tax assets to the extent such realization is more likely than not. Consistent with the requirements of SFAS 109, the tax benefits recognized related to pre-reorganization deferred tax assets have been recorded as a direct addition to additional paid-in-capital. The remaining valuation allowance of $1.8 million at February 2, 2008 and February 3, 2007, was established for state net operating losses, which may expire prior to utilization.

The Company has net operating loss carryforwards for state income tax purposes of approximately $35.7 million which, if not utilized, will expire in varying amounts between 2007 and 2021. The Company has net operating loss carryforwards for federal income tax purposes of approximately $7.4 million, which, if not utilized, will expire in varying amounts between 2023 and 2026.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is subject to U.S. federal income tax examinations by tax authorities for the fiscal year ended February 3, 2007 and forward. Although the outcome of tax audits is uncertain, the Company has concluded that there were no significant uncertain tax positions, as defined by FIN 48, requiring recognition in its financial statements. However, the Company may, from time to time, be assessed interest and/or penalties. In the event the Company receives an assessment for interest and/or penalties, it will be classified in the financial statements as income tax expense.

NOTE 13 – SEGMENT REPORTING

The Company reports in a single operating segment – the operation of retail department stores. Revenues from customers are derived from merchandise sales. The Company does not rely on any major customer as a source of revenue.

The following table sets forth the distribution of net sales between the Company's various merchandise categories by percentage of sales:

	Fiscal Year		
Department	2007	2006	2005
Men's/Young Men's	19 %	19 %	19 %
Misses Sportswear	18	17	17
Children's	12	12	12
Footwear	12	12	12
Junior Sportswear	8	9	9
Accessories	8	8	8
Cosmetics	6	6	6
Special Sizes	6	6	6
Dresses	4	4	4
Intimates	3	3	3
Home & Gifts	3	3	3
Outerwear, Swimwear and Other	1	1	1
	100 %	100 %	100 %

NOTE 14- COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiary are involved in various legal proceedings arising in the ordinary course of their business. Management does not believe that any pending legal proceedings, either individually or in the aggregate, are material to the financial position, results of operations or cash flows of the Company or its subsidiary.

NOTE 15 - QUARTERLY FINANCIAL INFORMATION (unaudited)

The following table shows quarterly information (in thousands, except per share amounts):

	Fiscal Year 2007			
	Q1	Q2	Q3	Q4
Net sales	$ 358,244	$ 359,205	$ 355,147	$ 473,010
Gross profit	$ 98,325	$ 105,487	$ 94,249	$ 146,653
Net income	$ 9,107	$ 9,876	$ 2,446	$ 31,651
Basic earnings per common share	$ 0.21	$ 0.23	$ 0.06	$ 0.80
Diluted earnings per common share	$ 0.20	$ 0.23	$ 0.06	$ 0.78
Basic weighted average shares	43,507	42,408	41,400	39,742
Diluted weighted average shares	44,790	43,373	42,258	40,462

	Fiscal Year 2006			
	Q1	Q2	Q3	Q4
Net sales	$ 343,541	$ 362,104	$ 353,348	$ 491,187
Gross profit	$ 99,670	$ 95,578	$ 100,310	$ 157,929
Net income	$ 9,045	$ 3,853	$ 2,798	$ 39,606
Basic earnings per common share	$ 0.23	$ 0.10	$ 0.07	$ 0.91
Diluted earnings per common share	$ 0.21	$ 0.09	$ 0.06	$ 0.88
Basic weighted average shares	39,880	40,033	42,511	43,651
Diluted weighted average shares	43,500	43,542	44,384	44,954

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shareholder information

directors

James Scarborough
Chairman and Chief Executive Officer of the Company

Andrew Hall
President and Chief Operating Officer of the Company

Alan Barocas (1), (3)
Principal, Alan J. Barocas and Associates

Michael Glazer (2)*, (3)
Managing Director, Team Neu, LLC

John Mentzer (2), (3)*
Professor of Business Policy in the Department of Marketing and Logistics at the University of Tennessee

Margaret Monaco (2), (3)
Principal, Probus Advisors

William Montgoris (1), (4)
Former Chief Operating Officer, Bear Stearns

Sharon Mosse (2), (3)
President, Strategic Marketing Group, Inc.

David Schwartz (1)*, (3)
Business Advisor and Consultant

1) Audit Committee
2) Compensation Committee
3) Corporate Governance & Nominating Committee
4) Lead Independent Director
* Committee Chairman

executive officers
(as of April 1, 2008)

James Scarborough
Chief Executive Officer and Chairman of the Board of Directors

Andrew Hall
President and Chief Operating Officer

Edward Record
Executive Vice President, Chief Financial Officer and Secretary

Ron Lucas
Executive Vice President, Human Resources

Joanne Swartz
Executive Vice President, Advertising and Sales Promotion

Cynthia Murray
Executive Vice President, Chief Merchandising Officer—Stage Division

Dennis Abramczyk
Executive Vice President, Chief Operating Officer—Peebles Division

Ernest Cruse
Executive Vice President, Store Operations—Stage Division

Gough Grubbs
Senior Vice President, Logistics and Distribution

Richard Stasyszen
Senior Vice President, Finance and Controller

Mel Ward
Senior Vice President, Real Estate

Russell Lundy II
Senior Vice President, Store Operations—Peebles Division

corporate headquarters

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025
1-800-579-2302
www.stagestores.com

annual meeting

The Annual Meeting of Shareholders will be held at 1:00 p.m. local time on Thursday, June 5, 2008, at the Company's Corporate Headquarters:
10201 Main Street
Houston, Texas 77025

form 10-k

A copy of Stage Stores Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended February 2, 2008, will be sent without charge upon written request to the Company's Investor Relations Department at the Corporate Headquarters address.

transfer agent and registrar

BNY Mellon
Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
1-800-635-9270
www.bnymellon.com/shareowner/isd

auditors

Deloitte & Touche LLP
Houston, Texas

outside general counsel

McAfee & Taft
Oklahoma City, Oklahoma

stock listing

Between January 8, 2002 and March 15, 2006, the Company's common stock was listed on the Nasdaq National Market. On March 16, 2006, the Company's common stock began trading on the New York Stock Exchange, where it trades under the symbol "SSI."

common stock market price

The following table sets forth the high and low sales prices per share of the Company's common stock for the periods indicated during fiscal 2007 as reported on the New York Stock Exchange.

fiscal 2007	high	low
First Quarter	$24.24	$20.15
Second Quarter	22.00	16.18
Third Quarter	19.96	15.27
Fourth Quarter	17.93	9.90

Designed by Curran & Connors, Inc. / www.curran-connors.com

STAGE STORES

BEALLS • PALAIS ROYAL • PEEBLES • STAGE

10201 Main Street
Houston, Texas 77025

END